SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 29, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated October 29, 2015: Nokia Corporation Interim Report for Q3 2015 and January-September 2015

INTERIM REPORT

October 29, 2015

Nokia Corporation Interim Report for Q3 2015 and January-September 2015

Nokia raises full year outlook for Networks based on strong Q3

Nokia Corporation

Interim Report

October 29, 2015 at 08:00 (CET +1)

This is a summary of the Nokia Corporation interim report for third quarter 2015 and January-September 2015 published today. The complete interim report for third quarter 2015 and January-September 2015 with tables is available at http://company.nokia.com/en/financials. Investors should not rely on summaries of our interim reports only, but should review the complete interim reports with tables.

FINANCIAL HIGHLIGHTS FOR NOKIA’S CONTINUING OPERATIONS

•                  Net sales in Q3 2015 of EUR 3.0 billion (EUR 3.1 billion in Q3 2014), down 2% year-on-year (down 10% year-on-year on a constant currency basis)

•                  Non-IFRS diluted EPS in Q3 2015 of EUR 0.08 (EUR 0.09 in Q3 2014), a decrease of 11% year-on-year; reported diluted EPS in Q3 2015 of EUR 0.05 (EUR 0.57 in Q3 2014). Reported diluted EPS in Q3 2014 benefitted from the recognition of a deferred tax asset due to Nokia’s improved operating performance

Nokia Networks

•                  2% year-on-year net sales decrease (11% year-on-year decrease on a constant currency basis), as strong net sales growth in Greater China partially offset decreases in North America and Europe. On a sequential basis, strong net sales growth in Greater China also helped to offset the impact of industry seasonality

•                  Strong non-IFRS gross margin of 39.5% due to both Global Services and Mobile Broadband, with particular strength in the systems integration business line within Global Services

•                  Non-IFRS operating margin of 13.6% reflected strong operational performance and continued focus on execution excellence. Non-IFRS operating profit decreased 2% year-on-year

Nokia Technologies

•                  7% year-on-year net sales growth, primarily due to higher intellectual property licensing income

•                  4% year-on-year decrease in non-IFRS operating profit, primarily due to higher investments in business activities which target long-term growth opportunities

	Reported third quarter 2015 results(1)							Reported January-September 2015 results(1)
EUR million	Q3’15	Q3’14	YoY change		Q2’15	QoQ change		Q1- Q3’15	Q1-Q3’14	YoY change
Continuing operations
Net sales — constant currency			(10)%			6%				(2)%
Net sales	3 036	3 088	(2)%		2 919	4%		8 890	8 253	8%
Nokia Networks	2 877	2 940	(2)%		2 730	5%		8 280	7 833	6%
Nokia Technologies	162	152	7%		193	(16)%		621	430	44%
Gross margin % (non-IFRS)	42.7%	42.1%	60	bps	43.9%	(120	)bps	42.1%	42.1%	0	bps
Operating profit (non-IFRS)	475	457	4%		494	(4)%		1 215	1 097	11%
Nokia Networks	391	397	(2)%		313	25%		789	894	(12)%
Nokia Technologies	94	98	(4)%		112	(16)%		398	280	42%
Group Common Functions	(10)	(38)			69			27	(77)
Operating margin % (non-IFRS)	15.6%	14.8%	80	bps	16.9%	(130	)bps	13.7%	13.3%	40	bps
Profit (non-IFRS)	297	354	(16)%		336	(12)%		816	727	12%
Profit	188	2 302	(92)%		338	(44)%		695	2 393	(71)%
EPS, EUR diluted (non-IFRS)	0.08	0.09	(11)%		0.09	(11)%		0.21	0.18	17%
EPS, EUR diluted	0.05	0.57	(91)%		0.09	(44)%		0.18	0.58	(69)%

Discontinued operations(2)
Net sales	283	262	8%		290	(2)%		834	3 129	(73)%
Profit	(37)	(1 552)			10			(19)	638
EPS, EUR diluted	(0.01)	(0.42)			0.00			0.00	0.15

(1) Results are as reported unless otherwise specified. The results information in this report is unaudited. As highlighted in the announcement regarding the proposed sale of HERE on August 3, 2015, Nokia reports HERE as part of discontinued operations from the third quarter 2015 onwards. Please refer to “Notes to financial statements — Basis of preparation” for more information. Non-IFRS results exclude transaction and other related costs resulting from both the sale of substantially all of Nokia’s Devices & Services business to Microsoft (the “Sale of the D&S Business”), as well as the proposed sale of HERE, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For a detailed discussion, please refer to the year to date discussion and the non-IFRS to reported reconciliation note to the financial statements. A reconciliation of our Q2 2015 non-IFRS results to our reported results can be found in our complete Q2 2015 interim report with tables on page 33 published on July 30, 2015. A reconciliation of our Q3 2014 non-IFRS results to our reported results can be found in our complete Q3 2014 interim report with tables on pages 22-27 published on October 23, 2014.

(2) HERE net sales amounted to EUR 283 million in the third quarter 2015, compared to EUR 236 million in the third quarter 2014. In the first nine months of 2015, HERE net sales amounted to EUR 834 million, compared to EUR 677 million in the first nine months of 2014. HERE operating profit amounted to EUR 20 million in the third quarter 2015, compared to an operating loss of EUR 1 215 million in the third quarter 2014. In the first nine months of 2015, HERE operating profit amounted to EUR 48 million, compared to an operating loss of EUR 1 227 million in the first nine months of 2014. On a non-IFRS basis and excluding the positive impact of stopping amortization and depreciation, HERE operating margin in the third quarter 2015 was 13.2%, compared to 0.0% in the third quarter 2014. On a non-IFRS basis and excluding the positive impact of stopping amortization and depreciation, HERE operating margin in the first nine months of 2015 was 10.1%, compared to 1.6% in the first nine months of 2014.

CEO STATEMENT

Nokia’s third-quarter can be summarized in two words: progress and performance. Progress in moving the Alcatel-Lucent transaction closer to completion and solid performance across all of our businesses.

The performance at Nokia Networks was the highlight of the quarter, and allowed us to raise our full-year outlook for that business. Even if I am not pleased with the overall sales development, our strong profitability is testament to the strength of our operating model. We said earlier in the year that we would redouble our efforts to ensure our cost structure was aligned to market conditions, and the success of those efforts is very clear in our results.

Nokia Technologies also had a solid quarter, with year-on-year growth in licensing revenues. Our commitment to bringing innovative new products to market was apparent with the announcement of the OZO virtual-reality camera. OZO has been extremely well-received and will be launched officially before the end of the year.

During the quarter we made significant progress towards the closing of our transaction with Alcatel-Lucent. This progress was reflected in our announcement on October 21 that we had received all the necessary regulatory approvals to allow us to proceed with the public exchange offer. The Nokia Board of Directors has recently called for an Extraordinary General Meeting, to be held on December 2, to request shareholder approval for the transaction. We currently expect the settlement date of the initial exchange offer to be in the first quarter of 2016.

In advance of that offer, we announced a planned EUR 7 billion capital structure optimization program. That program, in my view, provides an excellent balance of significant capital return to shareholders while still ensuring we have strategic flexibility for the future.

Progress was also clear in our integration planning work. As announced separately, we now have the confidence to target the achievement of our synergy savings goals one year earlier than originally planned. I continue to believe that the acquisition of Alcatel-Lucent provides a very strong long-term value creation opportunity.

Rajeev Suri

President and CEO

NOKIA’S CONTINUING OPERATIONS IN Q3 2015

FINANCIAL DISCUSSION

The following discussion is of Nokia’s continuing operations reported results for the third quarter 2015, which comprise the results of Nokia’s two continuing businesses — Nokia Networks and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the third quarter 2014 and second quarter 2015 results, unless otherwise indicated.

Net sales

Nokia’s continuing operations net sales decreased 2% year-on-year and increased 4% sequentially. At constant currency, Nokia’s continuing operations net sales would have decreased 10% year-on-year and would have increased 6% sequentially.

Year-on-year discussion

The year-on-year decrease in Nokia’s continuing operations net sales in the third quarter 2015 was primarily due to lower net sales in Nokia Networks, partially offset by growth in Nokia Technologies.

Sequential discussion

The sequential increase in Nokia’s continuing operations net sales in the third quarter 2015 was primarily due to growth in Nokia Networks, partially offset by lower net sales in Nokia Technologies.

Non-IFRS Operating profit

Year-on-year discussion

Nokia’s continuing operations non-IFRS operating profit increased 4% year-on-year in the third quarter 2015, primarily due to a lower non-IFRS operating loss in Group Common Functions, partially offset by lower non-IFRS operating profit in Nokia Networks and Nokia Technologies.

Nokia’s continuing operations non-IFRS other income and expenses was an income of EUR 20 million in third quarter 2015, compared to an expense of EUR 17 million in the third quarter 2014. This change was primarily due to higher other income in Group Common Functions related to Nokia’s investments made through its venture funds. During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. Related to the transaction, Nokia recorded a gain of approximately EUR 10 million in the third quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a significantly positive net impact on non-IFRS operating profit in the third quarter 2015.

Sequential discussion

Nokia’s continuing operations non-IFRS operating profit decreased 4% sequentially in the third quarter 2015, primarily due to Group Common Functions shifting from a non-IFRS operating profit in the second quarter 2015 to a non-IFRS operating loss in the third quarter 2015 and, to a lesser extent, lower non-IFRS operating profit in Nokia Technologies, partially offset by higher non-IFRS operating profit in Nokia Networks.

Nokia’s continuing operations non-IFRS other income and expenses was an income of EUR 20 million in the third quarter 2015, compared to income of EUR 114 million in the second quarter 2015. This change was primarily due to lower other income in Group Common Functions related to Nokia’s investments made through its venture funds. During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. Related to the transaction, Nokia recorded a gain of approximately EUR 10 million in the third quarter 2015, compared to a gain of approximately EUR 110 million in the second quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, and a slightly positive impact on non-IFRS operating expenses, resulting in a slightly negative net impact on non-IFRS operating profit in the third quarter 2015.

Non-IFRS Profit

Year-on-year discussion

Nokia’s continuing operations non-IFRS profit decreased 16% on a year-on-year basis in the third quarter 2015, primarily due to net negative fluctuation in non-IFRS financial income and expenses and higher non-IFRS tax expense, partially offset by higher non-IFRS operating profit.

The net negative fluctuation in non-IFRS financial income and expenses was primarily due to higher foreign exchange related losses and higher net interest expense.

Nokia’s continuing operations non-IFRS tax expense in the third quarter 2015 was based on a tax rate of approximately 24%, and this resulted in a higher non-IFRS tax expense than in the third quarter 2014. However, the tax expenses in the third quarter of 2014 and 2015 are not directly comparable, primarily due to Nokia’s deferred tax assets in Finland and Germany that were subject to valuation allowances during the third quarter of 2014 and re-recognized at the end of the third quarter 2014.

Sequential discussion

Sequentially, Nokia’s continuing operations non-IFRS profit decreased 12% in the third quarter 2015, primarily due to net negative fluctuation in non-IFRS financial income and expenses and lower non-IFRS operating profit, partially offset by lower non-IFRS tax expense.

The net negative fluctuation in non-IFRS financial income and expenses was primarily due to higher foreign exchange related losses, lower other financial income and higher net interest expense.

Nokia’s non-IFRS tax expense in the third quarter 2015 was based on a tax rate of approximately 24% compared to a tax rate of approximately 27% in the second quarter 2015.

OUTLOOK

	Metric	Guidance	Commentary
Nokia Networks	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	Around or slightly below the high end of the long-term range of 8% - 11% for the full year (update)

Based on factors including competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, and expected continued operational improvement. This is an update to the earlier FY15 non-IFRS op. margin outlook of around the midpoint of the long-term range of 8% - 11% for the full year.

Nokia Technologies	FY15 Net sales FY15 quarterly non-IFRS op. expense	Increase YoY Approx. in line with Q2’15 level

Excludes potential amounts related to the expected resolution of our arbitration with Samsung. Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities.

Nokia’s continuing operations	FY15 Capital expenditure	Approx. EUR 250 million	Primarily attributable to Nokia Networks.
	FY15 Financial income and expense	Expense of approx. EUR 160 million	Subject to changes in FX rates and interest-bearing liabilities.
	FY15 Group Common Functions non-IFRS op. expense	Approx. EUR 120 million
	Estimated long-term effective tax rate	Approx. 25%
	Annual cash tax obligation	Approx. EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of license income subject to withholding tax.
HERE	FY15 Net sales FY 15 Non-IFRS op. margin	No guidance (update) No guidance (update)

Nokia is reporting HERE as part of discontinued operations, and is no longer providing guidance for HERE. This is an update to the earlier FY15 net sales outlook to increase YoY and the earlier FY15 non-IFRS op. margin outlook of 9% - 12%.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the impact, outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits and synergies; B) satisfaction of conditions precedent, including closing conditions, related to the Proposed transaction in a timely manner, or at all, including the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies; D) the impact ,outcome, transaction timeline and closing of the proposed sale of HERE; E) satisfaction of conditions precedent, including closing conditions, related to the sale of the HERE business to the consortium, in a timely manner, or at all, including obtaining required regulatory approvals, as well as any expectations, plans or benefits related to the sale of the HERE business as announced on August 3, 2015; F) expectations, plans or benefits related to future performance of Nokia’s businesses; G) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations of the Combined company; H) expectations regarding market developments, general economic conditions and structural changes; I) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; J) timing of the deliveries of our products and services; K) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; L) expectations and targets regarding collaboration and partnering arrangements, including the expected customer reach of the Combined company; M) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; N) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; and O) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits and synergies from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed combination or the announcement of the Proposed transaction, for instance due to the loss of customers, loss of key executives or employees or reduced focus on day-to-day operations and business; 3) the inability to close the proposed sale of HERE in a timely manner, or at all, for instance due to the inability or delays in obtaining the necessary regulatory approvals; 4) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 5) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 6) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 7) our exposure to regulatory, political or other developments in various countries or regions; 8) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 9) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights, as well as increased licensing costs and restrictions on our ability to use certain technologies, and litigation related to IPR; 10) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Proposed transaction; 12) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the Proposed transaction in obtaining or maintaining the contractual relationships; 13) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 14) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 17) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness; 18) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating; 19) Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments; 20) Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 21) Nokia Networks’ dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 22) Nokia Networks’ ability to manage its manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 23) Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting its customers’ needs; 24) adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers; 25) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 26) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015; 27) Nokia Technologies’ dependence on adequate regulatory protection for patented or other proprietary technologies; 28) Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation; and 29) and the impact on the Combined company (after giving effect to the Proposed transaction and the proposed sale of HERE) of any of the foregoing risks or forward-looking statements, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors” as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

These financial statements were authorized for issue by management on October 28, 2015.

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900, email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia will hold an Extraordinary General Meeting on December 2, 2015. The notice of the meeting and more information can be found at www.nokia.com/gm

•                  Nokia plans to publish its fourth quarter and annual 2015 results on January 28, 2015

Interim Report for Q3 2015 and January-September 2015 Nokia raises full year outlook for Networks based on strong Q3 Financial highlights for Nokia’s continuing operations • Net sales in Q3 2015 of EUR 3.0 billion (EUR 3.1 billion in Q3 2014), down 2% year-on-year (down 10% year-on-year on a constant currency basis) • Non-IFRS diluted EPS in Q3 2015 of EUR 0.08 (EUR 0.09 in Q3 2014), a decrease of 11% year-on-year; reported diluted EPS in Q3 2015 of EUR 0.05 (EUR 0.57 in Q3 2014). Reported diluted EPS in Q3 2014 benefitted from the recognition of a deferred tax asset due to Nokia’s improved operating performance Nokia Networks • 2% year-on-year net sales decrease (11% year-on-year decrease on a constant currency basis), as strong net sales growth in Greater China partially offset decreases in North America and Europe. On a sequential basis, strong net sales growth in Greater China also helped to offset the impact of industry seasonality • Strong non-IFRS gross margin of 39.5% due to both Global Services and Mobile Broadband, with particular strength in the systems integration business line within Global Services • Non-IFRS operating margin of 13.6% reflected strong operational performance and continued focus on execution excellence. Non-IFRS operating profit decreased 2% year-on-year Nokia Technologies • 7% year-on-year net sales growth, primarily due to higher intellectual property licensing income • 4% year-on-year decrease in non-IFRS operating profit, primarily due to higher investments in business activities which target long-term growth opportunities results1 change change change Continuing operations Net sales 3 036 3 088 (2)% 2 919 4% 8 890 8 253 8% Nokia Technologies 162 152 7% 193 (16)% 621 430 44% Operating profit (non-IFRS) 475 457 4% 494 (4)% 1 215 1 097 11% Nokia Technologies 94 98 (4)% 112 (16)% 398 280 42% Operating margin % (non-IFRS) 14.8% 80bps 16.9% (130)bps 13.3% 40bps 15.6% 13.7% Profit 2 302 (92)% 338 (44)% 2 393 (71)% 188 695 EPS, EUR diluted 0.05 0.57 (91)% 0.09 (44)% 0.18 0.58 (69)% Net sales 283 262 8% 290 (2)% 834 3 129 (73)% EPS, EUR diluted (0.01) (0.42) 0.00 0.00 0.15 Nokia Corporation Interim Report October 29, 2015 1 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia Profit(37)(1 552)10(19)638 Discontinued operations2 EPS, EUR diluted (non-IFRS)0.080.09(11)%0.09(11)%0.210.1817% Profit (non-IFRS)297354(16)%336(12)%81672712% Group Common Functions(10)(38)6927(77) Nokia Networks391397(2)%31325%789894(12)% Gross margin % (non-IFRS)42.7%42.1%60bps43.9%(120)bps42.1%42.1%0bps Nokia Networks2 8772 940(2)%2 7305%8 2807 8336% Net sales – constant currency(10)%6%(2)% Reported third quarter 2015 results1 Reported January-September 2015 EUR millionQ3'15Q3'14YoYQ2'15QoQQ1-Q3'15Q1-Q3'14YoY

1 Results are as reported unless otherwise specified. The results information in this report is unaudited. As highlighted in the announcement regarding the proposed sale of HERE on August 3, 2015, Nokia reports HERE as part of discontinued operations from the third quarter 2015 onwards. Please refer to “Notes to financial statements – Basis of preparation” for more information. Non-IFRS results exclude transaction and other related costs resulting from both the sale of substantially all of Nokia’s Devices & Services business to Microsoft (the “Sale of the D&S Business”), as well as the proposed sale of HERE, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For a detailed discussion, please refer to the year to date discussion and the non-IFRS to reported reconciliation note to the financial statements. A reconciliation of our Q2 2015 non-IFRS results to our reported results can be found in our complete Q2 2015 interim report with tables on page 33 published on July 30, 2015. A reconciliation of our Q3 2014 non-IFRS results to our reported results can be found in our complete Q3 2014 interim report with tables on pages 22-27 published on October 23, 2014. 2 HERE net sales amounted to EUR 283 million in the third quarter 2015, compared to EUR 236 million in the third quarter 2014. In the first nine months of 2015, HERE net sales amounted to EUR 834 million, compared to EUR 677 million in the first nine months of 2014. HERE operating profit amounted to EUR 20 million in the third quarter 2015, compared to an operating loss of EUR 1 215 million in the third quarter 2014. In the first nine months of 2015, HERE operating profit amounted to EUR 48 million, compared to an operating loss of EUR 1 227 million in the first nine months of 2014. On a non-IFRS basis and excluding the positive impact of stopping amortization and depreciation, HERE operating margin in the third quarter 2015 was 13.2%, compared to 0.0% in the third quarter 2014. On a non-IFRS basis and excluding the positive impact of stopping amortization and depreciation, HERE operating margin in the first nine months of 2015 was 10.1%, compared to 1.6% in the first nine months of 2014. Nokia Corporation Interim Report October 29, 2015 2 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

CEO statement Nokia’s third-quarter can be summarized in two words: progress and performance. Progress in moving the Alcatel-Lucent transaction closer to completion and solid performance across all of our businesses. The performance at Nokia Networks was the highlight of the quarter, and allowed us to raise our full-year outlook for that business. Even if I am not pleased with the overall sales development, our strong profitability is testament to the strength of our operating model. We said earlier in the year that we would redouble our efforts to ensure our cost structure was aligned to market conditions, and the success of those efforts is very clear in our results. Nokia Technologies also had a solid quarter, with year-on-year growth in licensing revenues. Our commitment to bringing innovative new products to market was apparent with the announcement of the OZO virtual-reality camera. OZO has been extremely well-received and will be launched officially before the end of the year. During the quarter we made significant progress towards the closing of our transaction with Alcatel-Lucent. This progress was reflected in our announcement on October 21 that we had received all the necessary regulatory approvals to allow us to proceed with the public exchange offer. The Nokia Board of Directors has recently called for an Extraordinary General Meeting, to be held on December 2, to request shareholder approval for the transaction. We currently expect the settlement date of the initial exchange offer to be in the first quarter of 2016. In advance of that offer, we announced a planned EUR 7 billion capital structure optimization program. That program, in my view, provides an excellent balance of significant capital return to shareholders while still ensuring we have strategic flexibility for the future. Progress was also clear in our integration planning work. As announced separately, we now have the confidence to target the achievement of our synergy savings goals one year earlier than originally planned. I continue to believe that the acquisition of Alcatel-Lucent provides a very strong long-term value creation opportunity. Rajeev Suri President and CEO Operating profit (non-IFRS) Net sales Margin EPS €4 000M €3 500M €3 000M €2 500M €2 000M €1 500M €1 000M € 500M 0M 50% 45% 40% 35% 30% 25% 20% 15% 10% 5% 0% €600M €0.10 €500M €0.08 €400M €0.06 €300M €0.04 €200M €0.02 €100M €0 0M Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 €(100)M Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Nokia Networks Nokia Technologies Operating margin % (non-IFRS) Nokia Networks Nokia Technologies Group Common Functions EPS diluted (non-IFRS) Gross margin % (non-IFRS) Nokia’s continuing operations in Q3 Financial discussion 2015 The following discussion is of Nokia's continuing operations reported results for the third quarter 2015, which comprise the results of Nokia’s two continuing businesses – Nokia Networks and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the third quarter 2014 and second quarter 2015 results, unless otherwise indicated. Nokia Corporation Interim Report October 29, 2015 3 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

Net sales Nokia’s continuing operations net sales decreased 2% year-on-year and increased 4% sequentially. At constant currency, Nokia’s continuing operations net sales would have decreased 10% year-on-year and would have increased 6% sequentially. Year-on-year discussion The year-on-year decrease in Nokia’s continuing operations net sales in the third quarter 2015 was primarily due to lower net sales in Nokia Networks, partially offset by growth in Nokia Technologies. Sequential discussion The sequential increase in Nokia’s continuing operations net sales in the third quarter 2015 was primarily due to growth in Nokia Networks, partially offset by lower net sales in Nokia Technologies. Non-IFRS Operating profit Year-on-year discussion Nokia’s continuing operations non-IFRS operating profit increased 4% year-on-year in the third quarter 2015, primarily due to a lower non-IFRS operating loss in Group Common Functions, partially offset by lower non-IFRS operating profit in Nokia Networks and Nokia Technologies. Nokia’s continuing operations non-IFRS other income and expenses was an income of EUR 20 million in third quarter 2015, compared to an expense of EUR 17 million in the third quarter 2014. This change was primarily due to higher other income in Group Common Functions related to Nokia’s investments made through its venture funds. During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. Related to the transaction, Nokia recorded a gain of approximately EUR 10 million in the third quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares. On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a significantly positive net impact on non-IFRS operating profit in the third quarter 2015. Sequential discussion Nokia’s continuing operations non-IFRS operating profit decreased 4% sequentially in the third quarter 2015, primarily due to Group Common Functions shifting from a non-IFRS operating profit in the second quarter 2015 to a non-IFRS operating loss in the third quarter 2015 and, to a lesser extent, lower non-IFRS operating profit in Nokia Technologies, partially offset by higher non-IFRS operating profit in Nokia Networks. Nokia’s continuing operations non-IFRS other income and expenses was an income of EUR 20 million in the third quarter 2015, compared to income of EUR 114 million in the second quarter 2015. This change was primarily due to lower other income in Group Common Functions related to Nokia’s investments made through its venture funds. During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. Related to the transaction, Nokia recorded a gain of approximately EUR 10 million in the third quarter 2015, compared to a gain of approximately EUR 110 million in the second quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares. On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, and a slightly positive impact on non-IFRS operating expenses, resulting in a slightly negative net impact on non-IFRS operating profit in the third quarter 2015. Non-IFRS Profit Year-on-year discussion Nokia’s continuing operations non-IFRS profit decreased 16% on a year-on-year basis in the third quarter 2015, primarily due to net negative fluctuation in non-IFRS financial income and expenses and higher non-IFRS tax expense, partially offset by higher non-IFRS operating profit. The net negative fluctuation in non-IFRS financial income and expenses was primarily due to higher foreign exchange related losses and higher net interest expense. Nokia’s continuing operations non-IFRS tax expense in the third quarter 2015 was based on a tax rate of approximately 24%, and this resulted in a higher non-IFRS tax expense than in the third quarter 2014. However, the tax expenses in the third quarter of 2014 and 2015 are not directly comparable, primarily due to Nokia’s deferred tax assets in Finland and Germany that were subject to valuation allowances during the third quarter of 2014 and re-recognized at the end of the third quarter 2014. Sequential discussion Sequentially, Nokia’s continuing operations non-IFRS profit decreased 12% in the third quarter 2015, primarily due to net negative fluctuation in non-IFRS financial income and expenses and lower non-IFRS operating profit, partially offset by lower non-IFRS tax expense. The net negative fluctuation in non-IFRS financial income and expenses was primarily due to higher foreign exchange related losses, lower other financial income and higher net interest expense. Nokia Corporation Interim Report October 29, 2015 4 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

Nokia's non-IFRS tax expense in the third quarter 2015 was based on a tax rate of approximately 24% compared to a tax rate of approximately 27% in the second quarter 2015. Nokia Corporation Interim Report October 29, 2015 5 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

NOKIA

Outlook

	Metric	Guidance	Commentary
Nokia Networks	FY15 Net sales	Increase YoY	
	FY15 Non-IFRS op. margin	Around or slightly below the high end of the long-term range of 8% - 11% for the full year (update)	Based on factors including competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, and expected continued operational improvement. This is an update to the earlier FY15 non-IFRS op. margin outlook of around the midpoint of the long-term range of 8% - 11% for the full year.
Nokia Technologies	FY15 Net sales	Increase YoY	Excludes potential amounts related to the expected resolution of our arbitration with Samsung. Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities.
	FY15 quarterly non-IFRS op. expense	Approx. in line with Q2'15 level	
Nokia's continuing operations	FY15 Capital expenditure	Approx. EUR 250 million	Primarily attributable to Nokia Networks.
	FY15 Financial income and expense	Expense of approx. EUR 160 million	Subject to changes in FX rates and interest-bearing liabilities.
	FY15 Group Common Functions non-IFRS op. expense	Approx. EUR 120 million	
	Estimated long-term effective tax rate	Approx. 25%	
	Annual cash tax obligation	Approx. EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of license income subject to withholding tax.
HERE	FY15 Net sales	No guidance (update)	Nokia is reporting HERE as part of discontinued operations, and is no longer providing guidance for HERE. This is an update to the earlier FY15 net sales outlook to increase YoY and the earlier FY15 non-IFRS op. margin outlook of 9% - 12%.
	FY 15 Non-IFRS op. margin	No guidance (update)	

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015 6

NOKIA

Nokia Networks

Technology partner for telecom operators of the future

Operational highlights

Radio

Since the announcement of the planned combination with Alcatel-Lucent, Nokia Networks has maintained strong operational and deal momentum.

Nokia Networks unveiled its programmable 5G architecture and announced the 5G-ready massive broadband solution for trials in 2016, leading the industry towards the first concrete 5G use case in 2017.

Telco Cloud & Software Defined Networking

Nokia Networks launched Nokia OSS Office for Telco Cloud, Nokia Service Chaining and Nokia cloud wise Care Services, as well as the availability of the Nokia AirFrame Data Center Solution as a containerized solution which operators can easily install into key locations such as an Enterprise site, and a software-defined storage (SDS) module to provide flexible data storage pools within the data center environment.

Global Services

Nokia Networks launched a number of innovative professional services including new consolidation services as part of its Managed Services portfolio, Nokia Ad Analytics and Nokia Big Data Consultancy as part of its Systems Integration portfolio, and new security services including Nokia's Network Access Guard.

Analytics and Internet of Things

Nokia Networks launched South Korea's first IoT lab with Korea Telecom and announced the launch of its IoT connectivity solution for LTE core and radio networks which makes existing LTE networks IoT ready.

Nokia Networks - Net sales


Margin
€4 000M
€3 000M
€2 000M
€1 000M
€0M
50%
40%
30%
20%
10%
0%
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
Mobile Broadband
Global Services
Other
Gross margin % (non-IFRS)
Operating margin % (non-IFRS)

Mobile Broadband – Net sales


Margin
€2 000M
€1 500M
€1 000M
€500M
€0M
20%
15%
10%
5%
0%
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
Net Sales
Operating marging % (non-IFRS)

Global Services – Net sales


Margin
€2 000M
€1 500M
€1 000M
€500M
€0M
20%
15%
10%
5%
0%
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
Net Sales
Operating margin % (non-IFRS)

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015
7

NOKIA

Financial highlights [1]

EUR million	Q3'15	Q3'14	YoY change	Q2'15	QoQ change
Net sales - constant currency			*(11)%*		*8%*
Net sales	**2 877**	2 940	(2)%	2 730	5%
Mobile Broadband	**1 569**	1 672	(6)%	1 391	13%
Global Services	**1 307**	1 268	3%	1 337	(2)%
Gross profit (non-IFRS)	**1 137**	1 151	(1)%	1 092	4%
Gross margin % (non-IFRS)	***39.5%***	*39.1%*	*40bps*	*40.0%*	*(50)bps*
R&D (non-IFRS)	**(444)**	(440)	1%	(465)	(5)%
SG&A (non-IFRS)	**(304)**	(302)	1%	(324)	(6)%
Other income and expenses (non-IFRS)	**3**	(12)		10	
Operating profit (non-IFRS)	**391**	397	(2)%	313	25%
Mobile Broadband	**217**	254	(15)%	122	78%
Global Services	**173**	143	21%	185	(6)%
Operating margin % (non-IFRS)	***13.6%***	*13.5%*	*10bps*	*11.5%*	*210bps*
Mobile Broadband	***13.8%***	*15.2%*	*(140)bps*	*8.8%*	*500bps*
Global Services	***13.2%***	*11.3%*	*190bps*	*13.8%*	*(60)bps*

[1]Results are reported unless specified.

Financial discussion

Net sales by segment

In the third quarter 2015, Mobile Broadband represented 55% of Nokia Networks net sales, compared to 57% in the third quarter 2014 and 51% in the second quarter 2015. In the third quarter 2015, Global Services represented 45% of Nokia Networks net sales, compared to 43% in the third quarter 2014 and 49% in the second quarter 2015.

Year-on-year discussion

The year-on-year decrease of 2% in Nokia Networks net sales in the third quarter 2015 was primarily due to a lower net sales in Mobile Broadband, partially offset by growth in Global Services.

Mobile Broadband net sales decreased 6% year-on-year in the third quarter 2015, primarily due to lower net sales in overall radio technologies, which benefitted in the year-ago quarter from a significant LTE network deployment at a major customer, partially offset by growth in core networking technologies. Within overall radio technologies, small cells grew strongly in percentage terms on a year-on-year basis.

Global Services net sales increased 3% year-on-year in the third quarter 2015, primarily due to growth in the systems integration business line, consistent with our ongoing focus on services-led and professional services business.

At constant currency, Nokia Networks net sales would have decreased 11% year-on-year.

Sequential discussion

The sequential increase of 5% in Nokia Networks net sales in the third quarter 2015 was primarily due to growth in Mobile Broadband, partially offset by lower net sales in Global Services.

Mobile Broadband net sales increased 13% sequentially in the third quarter 2015, primarily due to growth in overall radio technologies, as well as core networking technologies. Within radio technologies, the growth was primarily due to LTE and 3G. In addition, small cells grew strongly in percentage terms on a sequential basis.

Global Services net sales decreased 2% sequentially in the third quarter 2015, primarily due to lower net sales in the care, network implementation and network planning and optimization business lines, partially offset by growth in the systems integration business line.

At constant currency, Nokia Networks net sales would have increased 8% sequentially.

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015 8

NOKIA

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Net sales by region – Q3'15


24 %
10 %
17 %
27 %
13 %
9 %
Europe
Middle East & Africa
Greater China
Asia-Pacific
North America
Latin America

Net sales – Q3'14-Q3'15


€1 000M
€800M
€600M
€400M
€200M
€0M
Europe
Middle East & Africa
Greater China
Asia-Pacific
North America
Latin America

EUR million	Q3'15	Q3'14	YoY change	Q2'15	QoQ change
Europe	**681**	767	(11)%	703	(3)%
Middle East & Africa	**298**	281	6%	294	1%
Greater China	**489**	384	27%	378	29%
Asia-Pacific	**782**	785	0%	766	2%
North America	**371**	457	(19)%	354	5%
Latin America	**256**	265	(3)%	235	9%
Total	**2 877**	**2 940**	**(2)%**	**2 730**	**5%**

Net sales by region

Year-on-year discussion

On a regional basis, compared to the third quarter 2014, Nokia Networks net sales In North America decreased 19%, primarily driven by lower net sales in Mobile Broadband, which benefitted in the year-ago quarter from a significant LTE network deployment at a major customer. This was partially offset by growth in Global Services, with strength in the systems integration and network implementation business lines.

In Europe, net sales decreased 11%, primarily driven by lower net sales in both Mobile Broadband and Global Services. The overall decrease in Europe was primarily due to lower net sales in Russia, Germany and France, partially offset by growth in the United Kingdom.

In Latin America, net sales decreased 3%, primarily driven by lower net sales in Mobile Broadband. The overall decrease in Latin America was primarily due to lower net sales in Mexico and Brazil, partially offset by growth in Argentina.

In Asia-Pacific, net sales were approximately flat, primarily driven by lower net sales in Global Services, partially offset by higher net sales in Mobile Broadband. Overall in Asia-Pacific, net sales decreased in South Korea and Japan, while net sales grew in India and Vietnam.

In Middle East and Africa, net sales increased 6% primarily due to higher net sales in Global Services. The overall increase in Middle East and Africa was primarily due to growth in several countries in the Middle East.

In Greater China, net sales increased 27% driven by higher net sales in both Mobile Broadband and Global Services. The overall increase in Greater China was primarily due to growth in China, partially offset by lower net sales in Taiwan.

Sequential discussion

On a regional basis, compared to the second quarter 2015, Nokia Networks net sales In Greater China increased 29%, primarily driven by higher net sales in Mobile Broadband, partially offset by lower net sales in Global Services. The overall increase in Greater China was primarily due to growth in China, partially offset by lower net sales in Taiwan.

In Latin America, net sales increased 9%, driven by higher net sales in both Mobile Broadband and Global Services. The overall increase in Latin America was primarily driven by growth in Argentina.

In North America, net sales increased 5%, primarily driven by higher net sales in Global Services, partially offset by lower net sales in Mobile Broadband. The growth in Global Services was due to strength in the systems integration and network implementation business lines. The lower net sales in Mobile Broadband was primarily due to overall radio technologies, particularly LTE.

Nokia Corporation Interim Report October 29, 2015 9

In Asia-Pacific, net sales increased 2%, primarily driven by higher net sales in Mobile Broadband, partially offset by lower net sales in Global Services. The overall increase in Asia-Pacific was primarily due to growth in India and Vietnam, partially offset by lower net sales in Japan and Myanmar. In Middle East and Africa, net sales increased 1%, primarily driven by slightly higher net sales in Mobile Broadband, partially offset by slightly lower net sales in Global Services. The overall increase in Middle East and Africa was primarily due to growth in Africa. In Europe, net sales decreased 3%, primarily driven by lower net sales in Global Services, and to a lesser extent, Mobile Broadband. The overall decrease in Europe was primarily due to lower net sales in Ukraine and Finland, partially offset by growth in France and the United Kingdom. Non-IFRS Operating profit Year-on-year discussion On a year-on-year basis, Nokia Networks non-IFRS operating profit decreased slightly, primarily due to lower non-IFRS operating profit in Mobile Broadband, partially offset by higher non-IFRS operating profit in Global Services. The decrease in Mobile Broadband non-IFRS operating profit was primarily due to lower non-IFRS gross profit, partially offset by lower non-IFRS operating expenses. The increase in non-IFRS operating profit in Global Services was primarily due to higher non-IFRS gross profit and, to a lesser extent, lower non-IFRS operating expenses. Nokia Networks non-IFRS gross margin increased slightly, primarily due to improvements in non-IFRS gross margin in both Global Services and Mobile Broadband, partially offset by a negative mix shift with a higher proportion of Global Services net sales and a lower proportion of Mobile Broadband net sales. The non-IFRS gross margin performance in Global Services was primarily due to strength in the systems integration business line. The non-IFRS gross margin performance in Mobile Broadband was primarily due to a positive mix shift with a higher proportion of core networking technologies net sales and a lower proportion of overall radio technologies net sales. The non-IFRS gross profit decrease in Mobile Broadband was primarily driven by overall radio technologies and more challenging market conditions, partially offset by strength in core networking technologies. The non-IFRS gross profit increase in Global Services was primarily due to strength in the systems integration and care business lines, partially offset by the network implementation and network planning and optimization business lines. The slight increase in Nokia Networks non-IFRS research and development expenses was primarily due to increased investments in growth areas including LTE, small cells, and 5G. The slight increase in Nokia Networks non-IFRS selling, general and administrative expenses was primarily due to higher personnel expenses. The increases in both non-IFRS research and development and selling, general and administrative expenses were partially offset by continued operational improvement. On a constant currency basis, non-IFRS research and development and selling, general and administrative expenses decreased year-on-year in the third quarter 2015. Nokia Networks non-IFRS other income and expenses was an income of EUR 3 million in the third quarter 2015, compared to an expense of EUR 12 million in the third quarter 2014. On a year-on-year basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to lower indirect tax expenses. On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a significantly positive net impact on non-IFRS operating profit in the third quarter 2015. Sequential discussion On a sequential basis, Nokia Networks non-IFRS operating profit increased primarily due to higher non-IFRS operating profit in Mobile Broadband, partially offset by lower non-IFRS operating profit in Global Services. The increase in Mobile Broadband non-IFRS operating profit was due to higher non-IFRS gross profit and lower non-IFRS operating expenses. The decrease in Global Services non-IFRS operating profit was primarily due to lower non-IFRS gross profit, partially offset by lower non-IFRS operating expenses. Nokia Networks non-IFRS gross margin decreased due to lower non-IFRS gross margin in both Mobile Broadband and Global Services, partially offset by a positive mix shift with a higher proportion of Mobile Broadband net sales and a lower proportion of Global Services net sales. The non-IFRS gross margin performance in Mobile Broadband was primarily due to overall radio technologies, primarily related to a lower proportion of software sales. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 2 percentage points lower in the third quarter 2015 compared to the second quarter 2015. The non-IFRS gross margin performance in Global Services was primarily due to lower non-IFRS gross margin in the majority of business lines, partially offset by strength in the systems integration business line. The non-IFRS gross profit increase in Mobile Broadband was primarily due to higher non-IFRS gross profit in overall radio technologies and core networking technologies. In Mobile Broadband, gross profit increased, despite a decrease in software sales, due to solid growth in overall Mobile Broadband net sales. The non-IFRS gross profit decrease in Global Services was primarily due to lower non-IFRS gross profit in the care and network implementation business lines, partially offset by strength in the systems integration business line. The decrease in Nokia Networks non-IFRS research and development expenses was primarily due to a continued focus on cost efficiency. The decrease in Nokia Networks non-IFRS selling, general and administrative expenses was primarily due to lower personnel expenses and continued operational improvement. Nokia Networks non-IFRS other income and expenses was an income of EUR 3 million in the third quarter 2015, compared to an income of EUR 10 million in the second quarter 2015. On a sequential basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to a lower reduction in doubtful account allowances. Nokia Corporation Interim Report October 29, 2015 10 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, and a slightly positive impact on non-IFRS operating expenses, resulting in a slightly negative net impact on non-IFRS operating profit in the third quarter 2015. Nokia Corporation Interim Report October 29, 2015 11 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

NOKIA

Nokia Technologies

Leveraging existing assets and continuing innovation for renewal and growth

Operational highlights

Licensing

Nokia Technologies' CTO (Chief Technology Officer) organization continued to sharpen its focus in research and product development, in alignment with the strategic growth opportunities it sees emerging in the areas of digital health and digital media, while also allowing for new innovations, keeping its patent portfolio relevant and fresh.

Digital Media and Digital Health

Nokia Technologies has been working with content producers to collect feedback and user experiences to support the development of its first Digital Media product, OZO, an innovative Virtual Reality camera for professional content creators. The response has been positive, and creates a solid foundation for the planned launch in Q4 2015.


Net sales
Margin
€300M
€250M
€200M
€150M
€100M
€50M
€0M
100%
80%
60%
40%
20%
0%
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
Net Sales
Gross margin % (non-IFRS)
Operating margin % (non-IFRS)

Financial highlights [1]

EUR million	Q3'15	Q3'14	YoY change	Q2'15	QoQ change
Net sales - constant currency			*1%*		*(15)%*
Net sales	**162**	152	7%	193	(16)%
Gross profit (non-IFRS)	**160**	150	7%	191	(16)%
Gross margin % (non-IFRS)	***98.8%***	*98.7%*	*10bps*	*99.0%*	*(20)bps*
R&D (non-IFRS)	**(40)**	(37)	8%	(51)	(22)%
SG&A (non-IFRS)	**(27)**	(17)	59%	(28)	(4)%
Other income and expenses (non-IFRS)	**0**	2		0	
Operating profit (non-IFRS)	**94**	98	(4)%	112	(16)%
Operating margin % (non-IFRS)	***58.0%***	*64.5%*	*(650)bps*	*58.0%*	*0bps*

[1] Results are reported unless specified.

Financial discussion

Net sales

Year-on-year discussion

In the third quarter 2015, Nokia Technologies net sales increased 7%, primarily due to higher intellectual property licensing income from existing and new licensees, partially offset by lower licensing income from certain existing licensees that experienced decreases in handset sales.

At constant currency, Nokia Technologies net sales would have increased 1% year-on-year.

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015 12

Sequential discussion In the third quarter 2015, Nokia Technologies net sales decreased 16%, primarily due to the absence of non-recurring net sales that benefitted the second quarter 2015, as well as lower licensing income from certain existing licensees that experienced decreases in handset sales. At constant currency, Nokia Technologies net sales would have decreased 15% sequentially. Non-IFRS Operating profit Year-on-year discussion The year-on-year decrease in Nokia Technologies non-IFRS operating profit was primarily due to higher non-IFRS operating expenses, partially offset by higher non-IFRS gross profit. The increase in Nokia Technologies non-IFRS research and development expenses was primarily due to higher patent portfolio costs. The increase in Nokia Technologies non-IFRS selling, general and administrative expenses was primarily due to higher business support costs, as well as the ramp-up of new businesses and product launch activities. On a year-on-year basis, foreign exchange fluctuations had a positive impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the third quarter 2015. Sequential discussion The sequential decrease in Nokia Technologies non-IFRS operating profit was primarily due to lower non-IFRS gross profit, partially offset by lower non-IFRS operating expenses. The decrease in Nokia Technologies non-IFRS research and development expenses was primarily due to changes in operational focus and lower costs related to the ramp-up of new businesses and product launch activities. Nokia Technologies non-IFRS selling, general and administrative expenses were approximately flat on a sequential basis, primarily due to procedural steps of a certain patent licensing case coming to an end, offset by higher costs related to the ramp-up of new businesses and product launch activities, as well as higher business support costs. Sequentially, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, and a slightly positive impact on non-IFRS operating expenses, resulting in a slightly negative net impact on non-IFRS operating profit in the third quarter 2015. Nokia Corporation Interim Report October 29, 2015 13 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

NOKIA

Cash and cash flow

Nokia, including discontinued operations, change in net cash and other liquid assets (EUR billion)


Operating Activities
Investing Activities
3.83
(0.03)
0.45
(0.02)
(0.02)
0.09
(0.06)
(0.05)
(0.06)
(0.06)
0.04
0.01
4.12
Q2' 15
FX impact on net cash
Adjusted net profit
Restructuring
Net working capital (excluding restructuring)
Other financial income and expenses
Taxes
Acquisition of businesses
FX impact on short-term loans receivable
Capital expenditures
Discontinued operations
Other
Q3' 15

EUR million, at end of period	Q3'15	Q3'14	YoY change	Q2'15	QoQ change
Total cash and other liquid assets	**6 886**	7 639	(10)%	6 618	4%
Net cash and other liquid assets[1]	**4 120**	5 026	(18)%	3 830	8%

[1]Total cash and other liquid assets less interest-bearing liabilities

In the third quarter 2015, Nokia's total cash and other liquid assets increased by EUR 268 million and Nokia's net cash and other liquid assets increased by EUR 290 million. The sequential change in Nokia's net cash and other liquid assets in the third quarter 2015 was primarily due to the adjusted net profit.

Foreign exchange rates had an approximately EUR 40 million negative impact on the translation of gross cash and approximately EUR 30 million negative impact on net cash.

On a sequential basis, Nokia, including discontinued operations, net cash and other liquid assets was affected by the following factors:

In the third quarter 2015, Nokia's net cash from operating activities was EUR 503 million. Nokia's continuing operations adjusted net profit before changes in net working capital was EUR 454 million in the third quarter 2015. Nokia's continuing operations had approximately EUR 20 million of restructuring-related cash outflows in the third quarter 2015, related to Nokia Networks. Excluding this, Nokia's continuing operations net working capital had cash outflows of approximately EUR 20 million, primarily due to an increase in receivables and decrease in short-term liabilities, partially offset by a decrease in inventories. In addition, Nokia's continuing operations had cash inflows of approximately EUR 90 million of other financial income and expenses primarily related to foreign exchange hedging and balance sheet related items, and cash outflows of approximately EUR 60 million related to taxes. Additionally, Nokia's discontinued operations had cash inflows totaling approximately EUR 40 million in the third quarter 2015, primarily due to adjusted net profit.

In the third quarter 2015, Nokia's continuing operations net cash outflows from investing activities primarily related to approximately EUR 50 million related to acquisitions of businesses, approximately EUR 60 million related to the foreign exchange impact on short-term loans receivable and approximately EUR 60 million of capital expenditures.

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015 14

NOKIA

Nokia's year to date performance

Nokia and Alcatel-Lucent to combine to create an innovation leader in next generation technology and services for an IP connected world

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share. Each company's Board of Directors approved the terms of the proposed transaction.

On October 21, 2015, Nokia announced that it has received all required regulatory approvals to proceed with the filing of its public exchange offer for Alcatel-Lucent, following the decision by the French Ministry of Economy to approve the proposed transaction. Once the Exchange Offer period opens, the proposed transaction will remain subject to approval by Nokia shareholders and the successful closing of the Exchange Offer. The initial Exchange Offer settlement date is currently expected to be in the first quarter of 2016.

Nokia completes next stage of transformation with agreement to sell HERE to automotive industry consortium at an enterprise value of EUR 2.8 billion

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG (the "Consortium"). The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Nokia expects to book a gain on the sale and a related release of cumulative foreign exchange translation differences totaling approximately EUR 1 billion as a result of the transaction.

In April 2015, Nokia announced a review of strategic options for HERE in light of its proposed combination with Alcatel-Lucent. The announcement on August 3, 2015 of the sale to the Consortium concluded that strategic review process. Nokia is reporting HERE as a discontinued operation from the third quarter of 2015 onwards. HERE will continue to operate as a business of Nokia until the closing of the transaction.

Financial discussion

The following discussion is of Nokia's reported results for January-September 2015 which comprise the results of Nokia's two continuing businesses – Nokia Networks and Nokia Technologies, as well as Group Common Functions and discontinued operations. Comparisons are given to January-September 2014 results, unless otherwise indicated.

EUR million	Q1-Q3'15	Q1-Q3'14	YoY change
Continuing operations			
Net sales - constant currency			*(2)%*
Net sales	**8 890**	8 253	8%
Nokia Networks	**8 280**	7 833	6%
Nokia Technologies	**621**	430	44%
Gross margin %	***42.5%***	*42.1%*	*40bps*
Operating profit	**1 047**	944	11%
Nokia Networks	**667**	761	(12)%
Nokia Technologies	**394**	274	44%
Group Common Functions	**(13)**	(92)	(86)%
Operating margin %	***11.8%***	*11.4%*	*40bps*
Financial income and expenses, net	**(134)**	(357)	(62)%
Taxes	**(230)**	1 814	(113)%
Profit	**695**	2 393	(71)%
EPS, EUR diluted	**0.18**	0.58	(69)%

Net sales

Nokia's continuing operations net sales increased 8% year-on-year in the first nine months of 2015. At constant currency, Nokia's continuing operations net sales would have decreased 2% year-on-year.

The year-on-year increase in Nokia's continuing operations net sales in the first nine months of 2015 was due to higher net sales in both Nokia Networks and Nokia Technologies.

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015 15

Operating profit Nokia’s continuing operations operating profit increased 11% year-on-year in the first nine months of 2015, primarily due to an increase in operating profit in Nokia Technologies and a decrease in operating loss in Group Common Functions, partially offset by a decrease in operating profit in Nokia Networks. During the first nine months of 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks. Nokia’s continuing operations other income and expenses was an income of EUR 15 million in the first nine months of 2015, compared to an expense of EUR 87 million in the first nine months of 2014. On a year-on-year basis, the change in Nokia’s continuing operations other income and expenses was primarily due to higher other income in Group Common Functions related to Nokia’s investments made through its venture funds. During the first nine months of 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. Related to the transaction, Nokia recorded a gain of approximately EUR 120 million in the first nine months of 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares. On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a significantly negative impact on operating expenses, resulting in a positive net impact on operating profit in the first nine months of 2015. Profit Nokia’s continuing operations profit decreased to EUR 695 million in the first nine months of 2015, compared to EUR 2.4 billion in the first nine months of 2014. The decrease in profit compared to the year-ago period was primarily due to the absence of a EUR 2.0 billion non-cash tax benefit reported in tax expenses, as certain deferred tax assets were recognized as Nokia re-established a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. This was partially offset by net positive fluctuation in financial income and expenses and higher operating profit. The net positive fluctuation in financial income and expenses was primarily due to the absence of a EUR 123 million one-time expense related to the redemption of materially all of Nokia Networks’ borrowings, as well as the absence of a EUR 57 million accounting charge related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft. The share of results of associated companies in the first nine months of 2015 includes an out of period adjustment of approximately EUR 25 million. Nokia has historically accounted for the results of a certain associated company in arrears, as the results have not been material. Primarily due to an increase in the entity’s earnings, the amounts reflected in the first nine months of 2015 should have been recorded in the fourth quarter 2014. Nokia Corporation Interim Report October 29, 2015 16 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

NOKIA

Nokia Networks

EUR million	Q1-Q3'15	Q1-Q3'14	YoY change
Net sales - constant currency			*(4)%*
Net sales	**8 280**	7 833	6%
Mobile Broadband	**4 341**	4 279	1%
Global Services	**3 935**	3 526	12%
Gross profit	**3 165**	3 050	4%
Gross margin %	***38.2%***	*38.9%*	*(70)bps*
R&D	**(1 431)**	(1 292)	11%
SG&A	**(967)**	(891)	9%
Other income and expenses	**(101)**	(105)	
Operating profit	**667**	761	(12)%
Mobile Broadband	**336**	463	(27)%
Global Services	**453**	423	7%
Operating margin %	***8.1%***	*9.7%*	*(160)bps*
Mobile Broadband	***7.7%***	*10.8%*	*(310)bps*
Global Services	***11.5%***	*12.0%*	*(50)bps*

Net sales by segment

In the first nine months of 2015, Mobile Broadband represented 52% of Nokia Networks net sales, compared to 55% in the first nine months of 2014. In the first nine months of 2015, Global Services represented 48% of Nokia Networks net sales, compared to 45% in the first nine months 2014.

The year-on-year increase of 6% in Nokia Networks net sales in the first nine months of 2015 was primarily due to an increase in net sales in Global Services and, to a lesser extent, in Mobile Broadband.

Global Services net sales increased 12% year-on-year in the first nine months of 2015, primarily due to strong growth in the network implementation business line, as well as solid growth in the care, network planning and optimization and systems integration business lines. The systems integration and network planning and optimization business lines delivered strong percentage growth on a year-on-year basis, consistent with our ongoing focus on services-led and professional services business.

Mobile Broadband net sales increased 1% year-on-year in the first nine months of 2015, primarily due to growth in overall radio technologies, particularly LTE.

At constant currency, Nokia Networks net sales would have decreased 4% year-on-year.

Net sales by region

EUR million	Q1-Q3'15	Q1-Q3'14	YoY change
Europe	**2 002**	2 064	(3)%
Middle East & Africa	**822**	703	17%
Greater China	**1 230**	967	27%
Asia-Pacific	**2 424**	2 375	2%
North America	**1 110**	1 024	8%
Latin America	**692**	701	(1)%
Total	**8 280**	7 833	6%

On a regional basis, compared to the first nine months of 2014, Nokia Networks net sales in Greater China increased 27% driven by higher net sales in both Global Services and Mobile Broadband. The overall increase in Greater China was primarily due to higher net sales in China.

In Middle East and Africa, net sales increased 17% driven by higher net sales in both Global Services and Mobile Broadband. The overall increase in Middle East and Africa was primarily due to growth in the Middle East.

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015 17

In North America, net sales increased 8%, primarily driven by higher net sales in Global Services, with particular strength in the network implementation business line, including the benefit from the acquisition of SAC Wireless. This was partially offset by lower net sales in Mobile Broadband, which benefitted in the year-ago period from a significant network deployment at a major customer. In Asia-Pacific, net sales increased 2%, primarily driven by higher net sales in both Mobile Broadband and Global Services. The overall increase in Asia-Pacific was primarily due to growth in India and Myanmar, partially offset by lower net sales in Japan and South Korea. In Latin America, net sales decreased 1%, driven by lower net sales in both Mobile Broadband and Global Services. The overall decrease in Latin America was primarily due to lower net sales in Brazil and Mexico, partially offset by higher net sales in Argentina and Chile. In Europe, net sales decreased 3%, primarily driven by lower net sales in Global Services, partially offset by higher net sales in Mobile Broadband. The overall decrease in Europe was primarily due to lower net sales in Germany and Finland, partially offset by higher net sales in the United Kingdom and Italy. Operating profit The year-on-year decrease in Nokia Networks operating profit in the first nine months of 2015 was primarily due to lower operating profit in Mobile Broadband, partially offset by higher operating profit in Global Services. The decrease in Mobile Broadband operating profit in the first nine months of 2015 was primarily due to higher operating expenses, partially offset by higher gross profit. The growth in Global Services operating profit in the first nine months of 2015 was primarily due to higher gross profit, partially offset by higher operating expenses. On a year-on-year basis, the decrease in Nokia Networks gross margin in the first nine months of 2015 was primarily due to a lower gross margin in Global Services, as well as a negative mix shift due to a higher proportion of Global Services net sales and a lower proportion of Mobile Broadband net sales. The year-on-year decrease in gross margin in Global Services was primarily due to lower gross margin in the network implementation and network planning and optimization business lines. In Mobile Broadband, the gross margin in the first nine months of 2015 was approximately flat on a year-on-year basis. The approximately flat gross margin in Mobile Broadband was primarily due to higher gross margin in overall radio technologies, partially offset by lower gross margin in core networking technologies and a lower proportion of higher gross margin core networking technologies net sales in the sales mix. In addition, Nokia Networks gross margin was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 1 percentage point lower in the first nine months of 2015, compared to the first nine months of 2014. The year-on-year increase in gross profit in Mobile Broadband in the first nine months of 2015 was primarily due to higher gross profit in overall radio technologies, partially offset by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions. The year-on-year increase in Global Services gross profit in the first nine months of 2015 was primarily due to higher gross profit in the care and systems integration business lines, partially offset by lower gross profit in the network implementation business line. During the first nine months of 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the first nine months of 2015 by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks. The year-on-year increase in Nokia Networks research and development expenses in the first nine months of 2015 was primarily due to increased investments in LTE, small cells, cloud core and 5G. On a year-on-year basis, Nokia Networks selling, general and administrative expenses increased primarily due to higher personnel expenses. The year-on-year increases in both research and development and selling, general and administrative expenses in the first nine months of 2015 were partially offset by continued operational improvement. Nokia Networks other income and expenses was an expense of EUR 101 million in the first nine months of 2015, compared to an expense of EUR 105 million in the first nine months of 2014. On a year-on-year basis, the change in Nokia Networks other income and expenses was primarily due to the absence of a EUR 31 million charge in the year-ago period for anticipated contractual remediation costs related to a technical issue with a third party component and lower indirect tax expenses, which were almost entirely offset by higher restructuring and associated charges. In the first nine months of 2015, Nokia Networks other income and expenses included EUR 103 million of restructuring and associated charges, compared to EUR 51 million of restructuring and associated charges in the first nine months of 2014. During the third quarter 2015, Nokia Networks recognized costs of EUR 76 million, related to certain cost reduction and efficiency improvement initiatives. The related annual cost savings are expected to be approximately EUR 50 million in 2016. The costs related to the reduction and efficiency improvement initiatives consist of personnel severance charges in Germany, the United States, Japan and China, and are expected to result in cash outflows of approximately EUR 80 million. In addition, Nokia Networks recognized EUR 27 million of costs following a change in estimate of the Brazil provision for the Global Restructuring Program announced in 2011. On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a negative impact on operating expenses, resulting in a positive net impact on operating profit in the first nine months of 2015. Nokia Corporation Interim Report October 29, 2015 18 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia

NOKIA

Nokia Technologies

EUR million	Q1-Q3'15	Q1-Q3'14	YoY change
Net sales - constant currency			*38%*
Net sales	**621**	430	44%
Gross profit	**615**	424	45%
Gross margin %	***99.0%***	*98.6%*	*40bps*
R&D	**(146)**	(108)	35%
SG&A	**(76)**	(41)	85%
Other income and expenses	**0**	(1)	
Operating profit	**394**	274	44%
Operating margin %	***63.4%***	*63.7%*	*(30)bps*

Net sales

In the first nine months of 2015, Nokia Technologies net sales increased 44% year-on-year, primarily due to two factors. First, approximately two-thirds of the year-on-year growth in Nokia Technologies net sales in the first nine months of 2015 related to non-recurring net sales from existing and new agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divestments. Second, approximately one-third of the year-on-year growth in Nokia Technologies net sales in the first nine months of 2015 related to higher intellectual property licensing income from existing and new licensees, which included Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the D&S Business.

At constant currency, Nokia Technologies net sales would have increased 38% year-on-year.

Nokia Technologies first nine months of 2015 net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that we believe is currently required, but is not a forecast of the likely future outcome of ongoing licensing projects.

Operating profit

The year-on-year increase in Nokia Technologies operating profit in the first nine months of 2015 was primarily due to higher gross profit, partially offset by higher operating expenses.

The increase in Nokia Technologies research and development expenses was primarily due to higher investments in business activities which target long-term growth opportunities, as well as higher patent portfolio costs. On a year-on-year basis, Nokia Technologies selling, general and administrative expenses increased primarily due to higher costs related to patent licensing cases, as well as higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on gross profit, and a slightly negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first nine months of 2015.

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015 19

Discontinued operations Net sales 3 129 (73)% 834 R&D (749) (47)% (400) Impairment of goodwill (1 209) 0 Other income and expenses (46) (28) Financial income and expense (203) (84)% (33) Profit 638 (19) Net sales In the first nine months of 2015, discontinued operations net sales decreased 73%, primarily due to the absence of net sales related to the D&S business, partially offset by higher net sales in HERE. Discontinued operations net sales in both the first nine months of 2015 and the third quarter 2015 were primarily attributable to HERE. HERE net sales amounted to EUR 834 million in the first nine months of 2015, compared to EUR 677 million in the year-ago period. Operating profit The year-on-year decrease in operating profit for discontinued operations was primarily due to the absence of a gain of EUR 3.2 billion from the Sale of the D&S Business, which benefitted the first nine months of 2014. This was partially offset by the absence of a EUR 1.2 billion impairment charge related to HERE, which negatively affected the first nine months of 2014, as well as lower operating expenses. Discontinued operations operating profit in both the first nine months of 2015 and in the third quarter 2015 were primarily attributable to HERE non-IFRS operating profit, partially offset by operating losses related to the D&S business. HERE operating profit amounted to EUR 48 million in the first nine months of 2015, compared to an operating loss of EUR 1 227 million in the first nine months of 2014. Profit The year-on-year change in profit for discontinued operations was primarily due to lower operating profit, partially offset by lower tax expenses and lower financial expenses. The lower tax expenses were primarily due to the absence of taxes related to the gain on the Sale of the D&S Business and the absence of taxes related to the de-recognition of deferred tax assets previously recognized mainly related to HERE’s historical Dutch tax losses, both of which negatively affected the first nine months of 2014. The lower financial expenses were primarily due to lower foreign exchange differences reclassified from other comprehensive income to profit and loss as a consequence of the Sale of the D&S Business, which negatively affected the first nine months of 2014. Nokia Corporation Interim Report October 29, 2015 20 Financial tables Year to date Cash & Cash flow Technologies Networks Outlook Nokia EPS, EUR diluted0.000.15 Taxes(11)(666)(98)% Operating profit251 507(98)% Gain from the Sale of the D&S Business03 200 SG&A(179)(572)(69)% Gross profit633884(28)% EUR millionQ1-Q3'15Q1-Q3'14YoY change

NOKIA

Cash and cash flow

Nokia, including discontinued operations, change in net cash and other liquid assets

EUR million, at end of period	Q3'15	Q4'14	YTD change
Total cash and other liquid assets	**6 886**	7 715	(11)%
Net cash and other liquid assets[1]	**4 120**	5 023	(18)%

[1]Total cash and other liquid assets less interest-bearing liabilities

In the first nine months of 2015, Nokia's total cash and other liquid assets decreased by EUR 829 million and Nokia's net cash and other liquid assets decreased by EUR 903 million.

Foreign exchange rates had an approximately EUR 30 million positive impact on the translation of gross cash and approximately EUR 110 million positive impact on net cash.

In the first nine months of 2015, Nokia, including discontinued operations, net cash and other liquid assets was affected by the following factors:

In the first nine months of 2015, Nokia's net cash from operating activities was EUR 46 million. Nokia's continuing operations adjusted net profit before changes in net working capital was EUR 1 287 million in the first nine months of 2015. Nokia's continuing operations had approximately EUR 100 million of restructuring-related cash outflows in the first nine months of 2015, which related to Nokia Networks. Excluding this, Nokia's continuing operations net working capital had cash outflows of approximately EUR 760 million, primarily due to a decrease in short-term liabilities and, to a lesser extent, an increase in receivables, partially offset by an increase in inventories. The decrease in short-term liabilities was primarily due to the payment of incentives related to Nokia Networks' strong business performance in 2014, as well as a decrease in accounts payable. In addition, Nokia's continuing operations had cash inflows of approximately EUR 10 million related to net interest expenses, cash outflows of approximately EUR 230 million of other financial income and expenses primarily related to foreign exchange hedging and balance sheet related items, and cash outflows of approximately EUR 220 million related to taxes. Additionally, Nokia's discontinued operations had cash inflows totaling approximately EUR 50 million in the first nine months of 2015, primarily due to adjusted net profit.

In the first nine months of 2015, Nokia had net cash outflows from investing activities primarily related to approximately EUR 100 million related to acquisitions completed in the first nine months of 2015, approximately EUR 40 million related to foreign exchange impact on short-term loans receivable and approximately EUR 200 million of capital expenditures. Additionally, Nokia discontinued operations had cash inflows related to sale of businesses totaling approximately EUR 50 million in the first nine months of 2015.

In the first nine months of 2015, Nokia had net cash outflows from financing activities primarily related to share repurchases, which totaled approximately EUR 170 million and the payment of the dividend, which totaled approximately EUR 510 million. In addition, Nokia had cash outflows of approximately EUR 30 million related to the acquisition of subsidiary shares from a non-controlling interest holder.

Shares

The total number of Nokia shares on September 30, 2015, equaled 3 678 641 891. On September 30, 2015, Nokia and its subsidiary companies owned 53 838 944 Nokia shares, representing approximately 1.5% of the total number of Nokia shares and voting rights.

Nokia
Outlook
Networks
Technologies
Cash & Cash flow
Year to date
Financial tables

Nokia Corporation Interim Report October 29, 2015 21

Financial statements Financial tables Technologies Cash & Cash flow Year to date Outlook Networks Nokia

NOKIA

Consolidated income statement (condensed, unaudited)

EUR million	Reported Q3'15	Reported Q3'14	Reported Q1-Q3'15	Reported Q1-Q3'14	Reported 2014	Non-IFRS Q3'15	Non-IFRS Q3'14	Non-IFRS Q1-Q3'15	Non-IFRS Q1-Q3'14	Non-IFRS 2014
Net sales (notes 3, 4, 5)	3 036	3 088	8 890	8 253	11 763	3 036	3 088	8 890	8 253	11 763
Cost of sales	(1 738)	(1 787)	(5 109)	(4 779)	(6 855)	(1 738)	(1 787)	(5 145)	(4 779)	(6 855)
Gross profit (notes 3, 4)	1 297	1 301	3 781	3 474	4 907	1 297	1 301	3 745	3 474	4 907
Research and development expenses	(492)	(486)	(1 576)	(1 401)	(1 948)	(484)	(477)	(1 547)	(1 370)	(1 902)
Selling, general and administrative expenses	(395)	(362)	(1 171)	(1 043)	(1 453)	(358)	(350)	(1 097)	(993)	(1 388)
Other income and expenses (note 9)	(80)	(47)	15	(87)	(95)	20	(17)	115	(14)	(16)
Operating profit (notes 2, 3, 4)	330	406	1 047	944	1 412	475	457	1 215	1 097	1 600
Share of results of associated companies	(2)	(3)	12	(9)	(12)	(2)	(3)	12	(9)	(12)
Financial income and expenses (note 9)	(81)	(22)	(134)	(357)	(401)	(81)	(22)	(134)	(177)	(221)
Profit before tax (note 3)	247	381	925	578	999	392	432	1 093	912	1 367
Income tax (expense)/benefit	(60)	1 921	(230)	1 814	1 718	(95)	(77)	(277)	(184)	(309)
Profit from continuing operations (notes 2, 3)	188	2 302	695	2 393	2 717	297	354	816	727	1 058
Equity holders of the parent	189	2 299	694	2 386	2 709	298	351	816	720	1 050
Non-controlling interests	(1)	3	1	7	8	(1)	3	1	7	8
(Loss)/profit from discontinued operations	(37)	(1 552)	(19)	638	759	28	(1)	65	(414)	(389)
Equity holders of the parent	(37)	(1 552)	(19)	632	752	28	(1)	65	(420)	(395)
Non-controlling interests	0	0	0	6	6	0	0	0	6	6
Profit (note 8)	150	750	676	3 031	3 476	325	353	882	314	670
Profit attributable to equity holders of the parent	152	747	675	3 018	3 462	327	350	881	301	656
Non-controlling interests	(1)	3	1	13	14	(1)	3	1	13	14
Earnings per share, EUR (for profit/(loss) attributable to the equity holders of the parent)										
Basic earnings per share										
Continuing operations	0.05	0.62	0.19	0.64	0.73	0.08	0.09	0.22	0.19	0.28
Discontinued operations	(0.01)	(0.42)	(0.01)	0.17	0.20	0.01	0.00	0.02	(0.11)	(0.11)
Nokia Group	0.04	0.20	0.19	0.81	0.94	0.09	0.09	0.24	0.08	0.18
Diluted earnings per share										
Continuing operations	0.05	0.57	0.18	0.58	0.67	0.08	0.09	0.21	0.18	0.27
Discontinued operations	(0.01)	(0.42)	0.00	0.15	0.18	0.01	0.00	0.02	(0.11)	(0.11)
Nokia Group	0.04	0.19	0.18	0.73	0.85	0.09	0.09	0.23	0.08	0.17
Average number of shares ('000 shares)										
Basic										
Continuing operations	3 624 620	3 701 307	3 629 466	3 709 407	3 698 723	3 624 620	3 701 307	3 629 466	3 709 407	3 698 723
Discontinued operations	3 624 620	3 701 307	3 629 466	3 709 407	3 698 723	3 624 620	3 701 307	3 629 466	3 709 407	3 698 723
Nokia Group	3 624 620	3 701 307	3 629 466	3 709 407	3 698 723	3 624 620	3 701 307	3 629 466	3 709 407	3 698 723
Diluted										
Continuing operations	3 948 703	4 018 692	3 951 467	4 177 840	4 131 602	3 948 703	4 018 692	3 951 467	4 177 840	4 131 602
Discontinued operations	3 948 703	3 701 307	3 951 467	4 177 840	4 131 602	3 948 703	3 701 307	3 951 467	3 709 407	3 698 723
Nokia Group	3 948 703	4 018 692	3 951 467	4 177 840	4 131 602	3 948 703	4 018 692	3 951 467	3 728 186	4 131 602
Interest expense, net of tax, on convertible bonds	(11)	(11)	(33)	(48)	(60)	(11)	(11)	(33)	(48)	(60)
From continuing operations:										
Depreciation and amortization (notes 3, 4)	(72)	(53)	(211)	(173)	(240)	(52)	(38)	(153)	(122)	(173)
Share-based payment (note 3)	18	15	48	40	53	18	15	48	40	53

The notes are an integral part of these consolidated financial statements.

Nokia Corporation Interim Report October 29, 2015 23

NOKIA

Consolidated statement of comprehensive income (condensed, unaudited)

EUR million	Reported Q3'15	Reported Q3'14	Reported Q1-Q3'15	Reported Q1-Q3'14	Reported 2014
Profit	150	750	676	3 031	3 476
Other comprehensive income/(expense)					
Items that will not be reclassified to profit or loss:					
Remeasurements on defined benefit pensions	(9)	(58)	95	(188)	(275)
Income tax related to items that will not be reclassified to profit or loss	8	71	(21)	57	96
Items that may be reclassified subsequently to profit or loss:					
Translation differences	16	453	443	631	820
Net investment hedges	10	(108)	(151)	(111)	(167)
Cash flow hedges	15	(12)	18	(53)	(30)
Available-for-sale investments (note 9)	(49)	62	22	66	106
Other increase/(decrease), net	0	(1)	2	39	39
Income tax related to items that may be reclassified subsequently to profit or loss	(8)	47	23	10	16
Other comprehensive (expense)/income, net of tax	(17)	454	431	451	606
Total comprehensive income	133	1 204	1 107	3 482	4 082
Attributable to:					
Equity holders of the parent	136	1 195	1 104	3 467	4 061
Non-controlling interests	(3)	9	3	15	21
	133	1 204	1 107	3 482	4 082
Attributable to equity holders of the parent:					
Continuing operations	170	2 771	1 401	2 845	3 574
Discontinued operations (note 8)	(34)	(1 577)	(297)	622	487
	136	1 194	1 104	3 467	4 061
Attributable to non-controlling interest:					
Continuing operations	(3)	9	3	12	16
Discontinued operations (note 8)	0	0	0	3	5
	(3)	9	3	15	21

The notes are an integral part of these consolidated financial statements.

Nokia Corporation Interim Report October 29, 2015 24

NOKIA

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	Reported September 30, 2015	Reported September 30, 2014	Reported December 31, 2014
ASSETS			
Goodwill	229	2 480	2 563
Other intangible assets	332	350	350
Property, plant and equipment	667	670	716
Investments in associated companies	66	52	51
Available-for-sale investments (note 9)	964	795	828
Deferred tax assets	2 647	2 673	2 720
Long-term loans receivable (note 9)	56	96	34
Prepaid pension costs	19	27	31
Other non-current assets	42	49	47
Non-current assets	5 022	7 192	7 339
Inventories	1 159	1 330	1 275
Accounts receivable, net of allowances for doubtful accounts (note 9)	3 380	3 266	3 429
Prepaid expenses and accrued income	817	1 088	913
Social security, VAT and other indirect taxes	220	340	362
Divestment related receivables	154	363	206
Other	444	384	344
Current income tax assets	187	130	124
Current portion of long-term loans receivable (note 9)	2	8	1
Other financial assets (note 9)	116	244	266
Investments at fair value through profit and loss, liquid assets (note 9)	583	402	418
Available-for-sale investments, liquid assets (note 9)	1 752	2 179	2 127
Cash and cash equivalents (note 9)	4 551	5 058	5 170
Current assets	12 547	13 703	13 724
Assets of disposal groups classified as held for sale	2 962	0	0
Total assets	20 531	20 895	21 063

The notes are an integral part of these consolidated financial statements.

	Reported September 30, 2015	Reported September 30, 2014	Reported December 31, 2014
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	246	246	246
Share issue premium	416	435	439
Treasury shares at cost	(721)	(799)	(988)
Translation differences	1 416	959	1 099
Fair value and other reserves	129	11	22
Reserve for invested non-restricted equity	3 071	3 091	3 083
Retained earnings	4 504	4 274	4 710
Capital and reserves attributable to equity holders of the parent	9 060	8 217	8 611
Non-controlling interests	41	98	58
Total equity	9 101	8 315	8 669
Long-term interest-bearing liabilities (notes 9, 13)	2 702	2 518	2 576
Deferred tax liabilities	72	235	32
Deferred revenue and other long-term liabilities	1 772	2 155	2 197
Deferred revenue	1 317	1 688	1 632
Defined benefit pension	429	434	530
Other (note 9)	27	34	35
Provisions (note 10)	283	301	301
Non-current liabilities	4 829	5 209	5 107
Current portion of interest-bearing liabilities (notes 9, 13)	1	1	1
Short-term borrowing (note 9)	63	94	115
Other financial liabilities (note 9)	95	181	174
Current income tax liabilities	433	520	481
Accounts payable (note 9)	1 722	2 227	2 313
Accrued expenses, deferred revenue and other liabilities	3 272	3 774	3 632
Advance payments	835	1 004	869
Deferred revenue	1 125	1 000	960
Salaries and wages	580	688	807
Other	732	1 083	996
Provisions (note 10)	495	575	572
Current liabilities	6 080	7 371	7 288
Liabilities of disposal groups classified as held for sale	521	0	0
Total shareholders' equity and liabilities	20 531	20 895	21 063
Interest-bearing liabilities, EUR million	2 766	2 613	2 692
Shareholders' equity per share, EUR	2.50	2.23	2.36
Number of shares (1 000 shares, shares owned by Group companies are excluded)	3 624 803	3 678 282	3 648 143

Nokia Corporation Interim Report October 29, 2015

25

NOKIA

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q3'15	Q3'14	Q1-Q3'15	Q1-Q3'14	2014
Cash flow from/(used in) operating activities					
Profit for the period	150	749	676	3 031	3 476
Adjustments, total (note 14)	336	(232)	708	(2 426)	(2 262)
Change in net working capital (note 14)	(5)	31	(861)	1 266	1 153
Cash generated from operations (note 14)	481	548	523	1 871	2 367
Interest received	17	17	55	40	45
Interest paid	(18)	(9)	(50)	(288)	(336)
Other financial income and expenses, net	97	(83)	(233)	(66)	(165)
Income taxes, net paid	(74)	(74)	(249)	(506)	(636)
Net cash from operating activities	503	399	46	1 051	1 275
Cash flow from/(used in) investing activities					
Acquisition of businesses, net of acquired cash	(51)	(159)	(98)	(172)	(175)
Purchase of current available-for-sale investments, liquid assets	(419)	(611)	(2 262)	(2 320)	(2 977)
Purchase of investments at fair value through profit and loss, liquid assets	(51)	0	(212)	0	0
Purchase of non-current available-for-sale investments	(11)	(20)	(57)	(49)	(73)
Proceeds from (+) / payment of (-) other long-term loans receivable	(1)	0	(2)	0	7
Proceeds from (+) / payment of (-) short-term loans receivable	(58)	(8)	(44)	9	20
Capital expenditures (note 14)	(64)	(62)	(222)	(219)	(311)
Proceeds from disposal of businesses, net of disposed cash	0	(7)	46	2 365	2 508
Proceeds from disposal of shares in associated companies	0	0	0	6	7
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	726	439	2 619	1 070	1 774
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	48	0	48	0	0
Proceeds from sale of non-current available-for-sale investments	21	5	75	34	62
Proceeds from sale of property, plant and equipment and intangible assets	(1)	13	1	37	44
Dividends received	0	0	2	0	0
Net cash from/(used in) investing activities	139	(410)	(106)	761	886
Cash flow used in financing activities					
Purchase of treasury shares	0	(220)	(173)	(220)	(427)
Purchase of a subsidiary's equity instruments	0	0	(25)	0	(45)
Proceeds from long-term borrowings	10	37	213	51	79
Repayment of long-term borrowings	(1)	(35)	(24)	(2 748)	(2 749)
Proceeds from (+) / payment of (-) short-term borrowings	(39)	15	(31)	(63)	(42)
Dividends paid and other contributions to shareholders	0	(1 374)	(512)	(1 383)	(1 392)
Net cash used in financing activities	(30)	(1 577)	(552)	(4 363)	(4 576)
Foreign exchange adjustment	(44)	35	(8)	(24)	(48)
Net increase (+) / decrease (-) in cash and cash equivalents	568	(1 553)	(620)	(2 575)	(2 463)
Cash and cash equivalents at beginning of period	3 983	6 611	5 170	7 633	7 633
Cash and cash equivalents at end of period	4 551	5 058	4 551	5 058	5 170

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

Nokia Corporation Interim Report October 29, 2015 26

NOKIA

Consolidated statement of changes in shareholders' equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	Retained earnings	Equity holders of the parent	Non-controlling interest	Total equity
January 1, 2014	246	614	(603)	434	80	3 115	2 580	6 466	193	6 659
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(85)	0	(47)	(132)	0	(132)
Translation differences	0	0	0	628	0	0	0	628	2	630
Net investment hedge losses, net of tax	0	0	0	(103)	0	0	0	(103)	0	(103)
Cash flow hedges, net of tax	0	0	0	0	(48)	0	0	(48)	0	(48)
Available-for-sale investments, net of tax (note 9)	0	0	0	0	64	0	0	64	0	64
Other increase, net	0	0	0	0	0	0	40	40	0	40
Profit	0	0	0	0	0	0	3 018	3 018	13	3 031
Total comprehensive income/(expense)	0	0	0	525	(69)	0	3 012	3 468	15	3 483
Share-based payment	0	(7)	0	0	0	0	0	(7)	0	(7)
Excess tax benefit on share-based payment	0	9	0	0	0	0	0	9	0	9
Settlement of performance and restricted shares	0	(17)	34	0	0	(24)	0	(6)	0	(6)
Acquisition of treasury shares	0	0	(225)	0	0	0	0	(225)	0	(225)
Dividends	0	0	0	0	0	0	(1 374)	(1 374)	0	(1 374)
Disposal of subsidiaries	0	0	0	0	0	0	0	0	(109)	(109)
Convertible bond - equity component	0	(114)	0	0	0	0	0	(114)	0	(114)
Other movements	0	(51)	(5)	0	0	0	56	0	0	0
Total of other equity movements	0	(180)	(196)	0	0	(24)	(1 318)	(1 718)	(109)	(1 827)
September 30, 2014	246	435	(799)	959	11	3 091	4 274	8 217	98	8 315
January 1, 2015	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	68	0	0	68	0	68
Translation differences	0	0	0	440	0	0	0	440	3	443
Net investment hedge losses, net of tax	0	0	0	(121)	0	0	0	(121)	0	(121)
Cash flow hedges, net of tax	0	0	0	0	15	0	0	15	0	15
Available-for-sale investments, net of tax (note 9)	0	0	0	0	18	0	0	18	0	18
Other increase/(decrease), net	0	0	0	0	6	0	3	9	(1)	8
Profit	0	0	0	0	0	0	675	675	1	676
Total comprehensive income	0	0	0	319	107	0	678	1 104	3	1 107
Share-based payment	0	37	0	0	0	0	0	37	0	37
Settlement of performance and restricted shares	0	(11)	20	0	0	(14)	0	(6)	0	(6)
Acquisition of treasury shares	0	0	(173)	0	0	0	0	(173)	0	(173)
Cancellation of treasury shares	0	0	427	0	0	0	(427)	0	0	0
Stock options exercise	0	0	0	0	0	2	0	2	0	2
Dividends	0	0	0	0	0	0	(507)	(507)	(5)	(512)
Acquisition of non-controlling interests	0	0	0	0	0	0	(8)	(8)	(15)	(23)
Convertible bond - equity component	0	(57)	0	0	0	0	57	0	0	0
Other movements	0	8	(7)	(2)	0	0	1	0	0	0
Total of other equity movements	0	(23)	266	(2)	0	(12)	(884)	(655)	(20)	(674)
September 30, 2015	246	416	(721)	1 416	129	3 071	4 504	9 060	41	9 101

The notes are an integral part of these consolidated financial statements.

Nokia Corporation Interim Report October 29, 2015 27

Notes to Financial statements 1. Basis of preparation The unaudited, consolidated, condensed interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting"). The condensed interim financial statements should be read in conjunction with the annual financial statements for 2014, which have been prepared in accordance with IFRS as published by the IASB. The same accounting policies, methods of computation and applications of judgement are followed in these interim financial statements as were followed in the consolidated financial statements of Nokia for 2014. These interim financial statements were authorized for issue by management on October 28, 2015. Non-IFRS measures presented in this document exclude certain non-recurring items (special items) for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. We have two businesses: Nokia Networks and Nokia Technologies, and three operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, and Nokia Technologies. We also present certain segment data for discontinued operations. As highlighted in the announcement regarding the sale of HERE on August 3, 2015, Nokia reports HERE as a discontinued operation from the third quarter 2015 onwards. HERE continues to form an operating segment with results of operations reported in Note 8, Discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated. Below is a description of our three reportable segments. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration. Nokia Technologies is built on Nokia’s intellectual property rights (IPR) and brand and related licensing. Nokia Networks also contains Nokia Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs. It also includes restructuring and associated charges for Nokia Networks business. Additionally, as a result of the transaction announced on September 3, 2013, where Nokia sold substantially all of Nokia's Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”), and of the transaction announced on August 3, 2015, that Nokia will sell HERE, the Devices & Services business and HERE have been presented as discontinued operations on which we report certain separate information. On January 1, 2015, the Group completed the acquisition of the wireless network business from Panasonic in Japan. The business transfer included Panasonic’s LTE/3G wireless base station system business, related wireless equipment system business, fixed assets and business contracts with Panasonic’s customers as well as more than 300 Panasonic employees. The purchase accounting was not finalized at the end of Q3 2015, as it is still subject to completion of adjustments to the payments on closing. On April 15, 2015 Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies have entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share. On July 10, 2015, the Group completed the acquisition of Eden Rock Communications. The purchase accounting was not finalized at the end of Q3 2015, as it is still subject to completion of adjustments to the payments on closing. During the second quarter 2015, the Group recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where the Group continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of the Group. During the first quarter 2015 the Group recorded a correction which increased the results of associated companies by EUR 25 million in the current period. This correction related to the results of an associate for the fourth quarter of 2014. Nokia had historically accounted for the results of the associated company in arrears as the results have not been material. The Group evaluated these items in relation to the current period as well as the periods in which they originated and determined that the corrections are immaterial to the consolidated financial statements in all periods. Improvements to IFRS 2010-2012 and 2011-2013 cycles On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB's annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group's consolidated financial statements. Nokia Corporation Interim Report October 29, 2015 28

NOKIA

Currency exposures, Nokia Group, Continuing operations, approximately (unaudited)

	Q3'15		Q3'14		Q2'15	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~30%	~30%	~25%	~30%
USD	~40%	~30%	~35%	~35%	~35%	~30%
JPY	~5%	~5%	~10%	~5%	~10%	~5%
CNY	~15%	~10%	~10%	~10%	~10%	~10%
Other	~15%	~25%	~15%	~20%	~20%	~25%
Total	100%	100%	100%	100%	100%	100%

End of Q3'15 balance sheet rate 1 EUR = 1.12 USD
End of Q2'15 balance sheet rate 1 EUR = 1.12 USD
End of Q3'14 balance sheet rate 1 EUR = 1.29 USD

Nokia Corporation Interim Report October 29, 2015 29

NOKIA

2. Non-IFRS to reported reconciliation, Continuing Operations (unaudited)

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude certain non-recurring items (special items) for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding the above-described items that may not be indicative of Nokia's business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

EUR million	Nokia Networks	Nokia Technologies	Group Common Functions	Nokia continuing operations
	Q3'15	Q3'15	Q3'15	Q3'15
Non-IFRS Operating Profit	**391**	**94**	**(10)**	**475**
Restructuring, cost reduction & associated charges [1]	(103)	1	0	(102)
Amortization of acquired intangible assets [2]	(20)	0	0	(20)
Transaction and related costs, including integration costs related to Alcatel-Lucent	0	0	(26)	(26)
Contractual remediation charges and project losses [3]	4	0	0	4
Reported Operating Profit	**272**	**95**	**(36)**	**330**

Non-IFRS Profit	**297**
Total non-IFRS exclusions from Operating Profit	(145)
Tax [4]	35
Reported Profit	**188**

[1] Includes other expenses of EUR 103 million and research and development expense reversals of EUR 1 million.

[2] Includes research and development expenses of EUR 9 million and selling, general and administrative expenses of EUR 11 million relating to amortization of acquired intangible assets.

[3] Includes EUR 3 million partial release of the provision for anticipated contractual remediation charges recorded in Q3'14.

[4] Includes tax impacts of the above special items.

Nokia Corporation Interim Report October 29, 2015 30

EUR million	Nokia Networks Q1-Q3'15	Nokia Technologies Q1-Q3'15	Group Common Functions Q1-Q3'15	Nokia continuing operations Q1-Q3'15
Non-IFRS Operating Profit	**789**	**398**	**27**	**1 215**
Restructuring, cost reduction & associated charges [1]	(103)	(3)	0	(106)
Amortization of acquired intangible assets [2]	(60)	0	0	(60)
Transaction and other related costs from the Sale of the D&S Business [3]	0	(1)	1	0
Divestment related cost of sales correction [4]	37	0	0	37
Transaction and related costs, including integration costs related to Alcatel-Lucent	0	0	(42)	(42)
Contractual remediation charges and project losses [5]	4	0	0	4
Reported Operating Profit	**667**	**394**	**(13)**	**1 047**

Non-IFRS Profit	**816**
Total non-IFRS exclusions from Operating Profit	(168)
Tax [6]	46
Reported Profit	**695**

[1] Includes other expenses of EUR 103 million and research and development expenses of EUR 3 million.

[2] Includes cost of sales of EUR 2 million, research and development expenses of EUR 25 million and selling, general and administrative expenses of EUR 33 million relating to amortization of acquired intangible assets and adjustments to inventory valuation.

[3] Includes research and development expenses of EUR 1 million and selling, general and administrative cost reversals of EUR 1 million.

[4] Includes divestment related cost of sales correction of EUR 37 million related to businesses divested in 2013 (refer to Note 1, Basis of preparation).

[5] Includes EUR 3 million partial release of the provision for anticipated contractual remediation charges recorded in Q3'14.

[6] Includes tax impacts of the above special items.

Nokia Corporation Interim Report October 29, 2015 31

NOKIA

3. Consolidated income statement (unaudited)
NOKIA GROUP, Continuing operations

EUR million	Non-IFRS Q3'15	Non-IFRS Exclusions Q3'15	Reported Q3'15	Non-IFRS Q3'14	Non-IFRS Exclusions Q3'14	Reported Q3'14	Non-IFRS Q1-Q3'15	Non-IFRS Exclusions Q1-Q3'15	Reported Q1-Q3'15	Non-IFRS Q1-Q3'14	Non-IFRS Exclusions Q1-Q3'14	Reported Q1-Q3'14
Net sales	3 036	0	3 036	3 088	0	3 088	8 890	0	8 890	8 253	0	8 253
Cost of sales [1]	(1 738)	0	(1 738)	(1 787)	0	(1 787)	(5 145)	36	(5 109)	(4 779)	0	(4 779)
Gross profit	1 297	0	1 297	1 301	0	1 301	3 745	36	3 781	3 474	0	3 474
% of net sales	*42.7%*		*42.7%*	*42.1%*		*42.1%*	*42.1%*		*42.5%*	*42.1%*		*42.1%*
Research and development expenses [2]	(484)	(8)	(492)	(477)	(9)	(486)	(1 547)	(29)	(1 576)	(1 370)	(31)	(1 401)
% of net sales	*16%*		*16%*	*15%*		*16%*	*17%*		*18%*	*17%*		*17%*
Selling, general and administrative expenses [3]	(358)	(37)	(395)	(350)	(12)	(362)	(1 097)	(74)	(1 171)	(993)	(50)	(1 043)
% of net sales	*12%*		*13%*	*11%*		*12%*	*12%*		*13%*	*12%*		*13%*
Other income and expenses [4]	20	(100)	(80)	(17)	(30)	(47)	115	(100)	15	(14)	(73)	(87)
Operating profit	475	(145)	330	457	(51)	406	1 215	(168)	1 047	1 097	(153)	944
% of net sales	*15.6%*		*10.9%*	*14.8%*		*13.1%*	*13.7%*		*11.8%*	*13.3%*		*11.4%*
Share of results of associated companies	(2)	0	(2)	(3)	0	(3)	12	0	12	(9)	0	(9)
Financial income and expenses [5]	(81)	0	(81)	(22)	0	(22)	(134)	0	(134)	(177)	(180)	(357)
Profit before tax	392	(145)	247	432	(51)	381	1 093	(168)	925	912	(334)	578
Income tax (expense)/benefit [6]	(95)	35	(60)	(77)	1 998	1 921	(277)	47	(230)	(184)	1 998	1 814
Profit/(loss) from continuing operations	297	(109)	188	354	1 948	2 302	816	(121)	695	727	1 666	2 393
Equity holders of the parent	298	(109)	189	351	1 948	2 299	816	(122)	694	720	1 666	2 386
Non-controlling interests	(1)	0	(1)	3	0	3	1	0	1	7	0	7
Depreciation and amortization	*(52)*	*(20)*	*(72)*	*(38)*	*(15)*	*(53)*	*(153)*	*(58)*	*(211)*	*(122)*	*(51)*	*(173)*
EBITDA	*525*	*(124)*	*401*	*492*	*(36)*	*456*	*1 380*	*(110)*	*1 270*	*1 211*	*(103)*	*1 108*
Share-based payment	*18*	*0*	*18*	*15*	*0*	*15*	*48*	*0*	*48*	*40*	*0*	*40*

[1] Divestment related cost of sales correction of EUR 37 million and adjustments to inventory valuation of EUR 2 million in Q1-Q3'15.

[2] Amortization of acquired intangible assets and other purchase price accounting related items of EUR 9 million in Q3'15 and EUR 25 million in Q1-Q3'15 and EUR 7 million in Q3'14 and EUR 25 million Q1-Q3'14. Restructuring, cost reduction and associated cost reversals of EUR 1 million in Q3'15 and costs of EUR 3 million in Q1-Q3'15. Transaction and other related costs of EUR 1 million in Q1-Q3'15 and EUR 2 million in Q3'14 and EUR 5 million in Q1-Q3'14.

[3] Amortization of acquired intangible asset of EUR 11 million in Q3'15 and EUR 33 million in Q1-Q3'15 and EUR 9 million in Q3'14 and EUR 25 million in Q1-Q3'14. Transaction and other related costs of EUR 26 million in Q3'15 and EUR 41 million in Q1-Q3'15 and EUR 4 million in Q3'14 and EUR 25 million in Q1-Q3'14.

[4] Restructuring, cost reduction and associated charges of EUR 103 million in Q3'15 and Q1-Q3'15 and EUR 2 million in Q3'14 and EUR 51 million in Q1-Q3'14. Partial release of the provision for anticipated contractual remediation charges recorded in Q3'14 of EUR 3 million in Q3'15 and Q1-Q3'15. Anticipated contractual remediation charges of EUR 31 million in Q3'14 and Q1-Q3'14. Gain on sale of fixed assets of EUR 3 million in Q3'14 and EUR 6 million in Q1-Q3'14. Transaction and other related cost reversals of EUR 4 million in Q1-Q3'14.

[5] Includes EUR 57 million accounting charge related to the repayment of EUR 1 500 million convertible bonds issued to Microsoft and EUR 123 million financial expense related to the redemption of all material Nokia Networks' borrowings in Q1-Q3'14.

[6] Includes tax impacts of the above special items in Q3'15 and Q1-Q3'15. Includes EUR 1 999 million reversal of valuation allowances on deferred tax assets in Q3'14 and Q1-Q3'14.

Nokia Corporation Interim Report October 29, 2015 32

NOKIA

NOKIA NETWORKS (unaudited)

EUR million	Non-IFRS Q3'15	Non-IFRS Exclusions Q3'15	Reported Q3'15	Non-IFRS Q3'14	Non-IFRS Exclusions Q3'14	Reported Q3'14	Non-IFRS Q1-Q3'15	Non-IFRS Exclusions Q1-Q3'15	Reported Q1-Q3'15	Non-IFRS Q1-Q3'14	Non-IFRS Exclusions Q1-Q3'14	Reported Q1-Q3'14
Net sales	2 877	0	2 877	2 940	0	2 940	8 280	0	8 280	7 833	0	7 833
Cost of sales [1]	(1 740)	0	(1 740)	(1 789)	0	(1 789)	(5 150)	35	(5 115)	(4 784)	0	(4 784)
Gross profit	1 137	0	1 137	1 151	0	1 151	3 130	35	3 165	3 050	0	3 050
% of net sales	*39.5%*		*39.5%*	*39.1%*		*39.1%*	*37.8%*		*38.2%*	*38.9%*		*38.9%*
Research and development expenses [2]	(444)	(9)	(453)	(440)	(7)	(447)	(1 406)	(25)	(1 431)	(1 267)	(25)	(1 292)
% of net sales	*15%*		*16%*	*15%*		*15%*	*17%*		*17%*	*16%*		*16%*
Selling, general and administrative expenses [3]	(304)	(11)	(315)	(302)	(9)	(311)	(934)	(33)	(967)	(866)	(25)	(891)
% of net sales	*11%*		*11%*	*10%*		*11%*	*11%*		*12%*	*11%*		*11%*
Other income and expenses [4]	3	(100)	(97)	(12)	(33)	(45)	(1)	(100)	(101)	(22)	(83)	(105)
Operating profit	391	(119)	272	397	(48)	349	789	(122)	667	894	(133)	761
% of net sales	*13.6%*		*9.5%*	*13.5%*		*11.9%*	*9.5%*		*8.1%*	*11.4%*		*9.7%*
Depreciation and amortization	*(49)*	*(20)*	*(69)*	*(38)*	*(15)*	*(53)*	*(143)*	*(59)*	*(202)*	*(122)*	*(50)*	*(172)*
Share of results of associated companies	*(1)*	*0*	*(1)*	*(2)*	*0*	*(2)*	*26*	*0*	*26*	*(7)*	*0*	*(7)*
EBITDA	*439*	*(99)*	*340*	*433*	*(33)*	*400*	*959*	*(65)*	*894*	*1 009*	*(82)*	*927*

[1] Divestment related cost of sales correction of EUR 37 million and adjustments to inventory valuation of EUR 2 million in Q1-Q3'15.

[2] Amortization of acquired intangible assets and other purchase price accounting related items of EUR 9 million in Q3'15 and EUR 25 million in Q1-Q3'15 and EUR 7 million in Q3'14 and EUR 25 million Q1-Q3'14.

[3] Amortization of acquired intangible asset of EUR 11 million in Q3'15 and EUR 33 million in Q1-Q3'15 and EUR 9 million in Q3'14 and EUR 25 million in Q1-Q3'14.

[4] Restructuring, cost reduction and associated charges of EUR 103 million in Q3'15 and Q1-Q3'15 and EUR 2 million in Q3'14 and EUR 51 million in Q1-Q3'14. Partial release of the provision for anticipated contractual remediation charges recorded in Q3'14 of EUR 3 million in Q3'15 and Q1-Q3'15. Anticipated contractual remediation charges of EUR 31 million in Q3'14 and Q1-Q3'14.

Nokia Corporation Interim Report October 29, 2015 33

NOKIA

NOKIA TECHNOLOGIES
(unaudited)

EUR million	Non-IFRS Q3'15	Non-IFRS Exclusions Q3'15	Reported Q3'15	Non-IFRS Q3'14	Non-IFRS Exclusions Q3'14	Reported Q3'14	Non-IFRS Q1-Q3'15	Non-IFRS Exclusions Q1-Q3'15	Reported Q1-Q3'15	Non-IFRS Q1-Q3'14	Non-IFRS Exclusions Q1-Q3'14	Reported Q1-Q3'14
Net sales	162	0	162	152	0	152	621	0	621	430	0	430
Cost of sales	(2)	0	(2)	(2)	0	(2)	(6)	0	(6)	(6)	0	(6)
Gross profit	160	0	160	150	0	150	615	0	615	424	0	424
% of net sales	*98.8%*		*98.8%*	*98.7%*		*98.7%*	*99.0%*		*99.0%*	*98.6%*		*98.6%*
Research and development expenses [1]	(40)	1	(39)	(37)	(2)	(39)	(142)	(4)	(146)	(103)	(5)	(108)
% of net sales	*25%*		*24%*	*24%*		*26%*	*23%*		*24%*	*24%*		*25%*
Selling, general and administrative expenses [2]	(27)	0	(27)	(17)	0	(17)	(75)	(1)	(76)	(41)	0	(41)
% of net sales	*17%*		*17%*	*11%*		*11%*	*12%*		*12%*	*10%*		*10%*
Other income and expenses	0	0	0	2	0	2	0	0	0	(1)	0	(1)
Operating profit	94	1	95	98	(2)	96	398	(4)	394	280	(6)	274
% of net sales	*58.0%*		*58.6%*	*64.5%*		*63.2%*	*64.1%*		*63.4%*	*65.1%*		*63.7%*
Depreciation and amortization	*(1)*	*0*	*(1)*	*0*	*0*	*0*	*(4)*	*0*	*(4)*	*0*	*0*	*0*
Share of results of associated companies	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
EBITDA	*95*	*1*	*96*	*98*	*(2)*	*96*	*403*	*(5)*	*398*	*280*	*(6)*	*274*

[1] Restructuring, cost reduction and associated cost reversals of EUR 1 million in Q3'15 and costs of EUR 3 million in Q1-Q3'15. Transaction and other related costs of EUR 1 million in Q1-Q3'15 and EUR 2 million in Q3'14 and EUR 5 million in Q1-Q3'14.

[2] Transaction and other related costs of EUR 1 million in Q1-Q3'15.

Nokia Corporation Interim Report October 29, 2015 34

GROUP COMMON FUNCTIONS (unaudited) Non-IFRS Non-IFRS Exclusions Q3'15 Reported Non-IFRS Non-IFRS Exclusions Q3'14 Reported Non-IFRS Non-IFRS Exclusions Q1-Q3'15 Reported Non-IFRS Non-IFRS Exclusions Q1-Q3'14 Reported EUR million Q3'15 Q3'15 Q3'14 Q3'14 Q1-Q3'15 Q1-Q3'15 Q1-Q3'14 Q1-Q3'14 Net sales Cost of sales 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 1 (1) 0 0 1 (1) Gross profit 0 0 0 0 0 0 0 0 0 1 0 1 Research and development expenses 0 0 0 0 0 0 0 0 0 0 0 0 Selling, general and administrative expenses 1 (27) (26) (53) (31) (3) (34) (88) (40) (128) (87) (25) (112) Other income and expenses 2 17 0 17 (7) 3 (4) 115 0 115 10 9 19 Operating (loss)/profit (10) (26) (36) (38) (1) (39) 27 (40) (13) (77) (15) (92) Depreciation and amortization Share of results of associated companies EBITDA (1) (1) (9) 0 0 (26) (1) (1) (35) 0 (1) (39) 0 0 0 0 (1) (39) (5) (14) 19 0 0 (41) (5) (14) (22) (1) (2) (78) 0 0 (15) (1) (2) (93) 1 Transaction and other related costs of EUR 26 million in Q3'15 and EUR 40 million in Q1-Q3'15 and EUR 3 million in Q3'14 and EUR 25 million in Q1-Q3'14. 2 Gain on sale of fixed assets of EUR 3 million in Q3'14 and EUR 6 million in Q1-Q3'14. Transaction and other related cost reversals of EUR 4 million in Q1-Q3'14. Nokia Corporation Interim Report October 29, 2015 35

NOKIA

4. Segment information and eliminations, Continuing Operations (unaudited)

Q3 2015

EUR million	Mobile Broadband	Global Services	Nokia Networks Other[1]	Nokia Networks Total	Nokia Technologies	Group Common Functions	Eliminations	Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS		Non-IFRS	Non-IFRS	Reported
	Q3'15	Q3'15	Q3'15	Q3'15	Q3'15	Q3'15	Q3'15	Q3'15	Q3'15	Q3'15
Net sales	1 569	1 307	1	2 877	162	0	(4)	3 036	0	3 036
Costs and expenses	(1 354)	(1 134)	0	(2 489)	(69)	(27)	4	(2 581)	(45)	(2 626)
Other income and expenses	2	0	0	3	0	17	0	20	(100)	(80)
Operating profit/(loss)	217	173	1	391	94	(10)	0	475	(145)	330
% of net sales	*13.8%*	*13.2%*	*100.0%*	*13.6%*	*58.0%*			*15.6%*		*10.9%*
Depreciation and amortization	*(39)*	*(11)*	*0*	*(49)*	*(1)*	*(1)*	*0*	*(52)*	*(20)*	*(72)*

Q3 2014

EUR million	Mobile Broadband	Global Services	Nokia Networks Other[1]	Nokia Networks Total	Nokia Technologies	Group Common Functions	Eliminations	Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS		Non-IFRS	Non-IFRS	Reported
	Q3'14	Q3'14	Q3'14	Q3'14	Q3'14	Q3'14	Q3'14	Q3'14	Q3'14	Q3'14
Net sales	1 672	1 268	0	2 940	152	0	(4)	3 088	0	3 088
Costs and expenses	(1 409)	(1 117)	(5)	(2 531)	(56)	(31)	4	(2 615)	(20)	(2 635)
Other income and expenses	(9)	(8)	5	(12)	2	(7)	0	(17)	(30)	(47)
Operating profit/(loss)	254	143	0	397	98	(38)	0	457	(51)	406
% of net sales	*15.2%*	*11.3%*	*0.0%*	*13.5%*	*64.5%*			*14.8%*		*13.1%*
Depreciation and amortization	*(30)*	*(8)*	*0*	*(38)*	*0*	*0*	*0*	*(38)*	*(15)*	*(53)*

[1] In Q3'15, Nokia Networks Other includes IPR net sales and related costs. In Q3'14, Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

Nokia Corporation Interim Report October 29, 2015 36

Segment information and eliminations, Continuing Operations (unaudited)

January-September 2015

EUR million	Mobile Broadband Non-IFRS Q1-Q3'15	Global Services Non-IFRS Q1-Q3'15	Nokia Networks Other [1] Non-IFRS Q1-Q3'15	Nokia Networks Non-IFRS Q1-Q3'15	Nokia Technologies Non-IFRS Q1-Q3'15	Group Common Functions Non-IFRS Q1-Q3'15	Eliminations Q1-Q3'15	Total Non-IFRS Q1-Q3'15	Exclusions Non-IFRS Q1-Q3'15	Nokia Continuing Operations Reported Q1-Q3'15
Net sales	4 341	3 935	4	8 280	621	0	(11)	8 890	0	8 890
Costs and expenses	(4 006)	(3 481)	(3)	(7 490)	(223)	(88)	11	(7 789)	(68)	(7 857)
Other income and expenses	1	(1)	(1)	(1)	0	115	0	115	(100)	15
Operating profit	336	453	0	789	398	27	0	1 215	(168)	1047
% of net sales	*7.7%*	*11.5%*	*0.0%*	*9.5%*	*64.1%*			*13.7%*		*11.8%*
Depreciation and amortization	*(113)*	*(30)*	*0*	*(143)*	*(4)*	*(5)*	*0*	*(153)*	*(58)*	*(211)*

January-September 2014

EUR million	Mobile Broadband Non-IFRS Q1-Q3'14	Global Services Non-IFRS Q1-Q3'14	Nokia Networks Other [1] Non-IFRS Q1-Q3'14	Nokia Networks Non-IFRS Q1-Q3'14	Nokia Technologies Non-IFRS Q1-Q3'14	Group Common Functions Non-IFRS Q1-Q3'14	Eliminations Q1-Q3'14	Total Non-IFRS Q1-Q3'14	Exclusions Non-IFRS Q1-Q3'14	Nokia Continuing Operations Reported Q1-Q3'14
Net sales	4 279	3 526	29	7 833	430	1	(12)	8 253	0	8 253
Costs and expenses	(3 804)	(3 093)	(18)	(6 917)	(149)	(88)	13	(7 141)	(81)	(7 222)
Other income and expenses	(12)	(10)	(1)	(22)	(1)	10	(1)	(14)	(73)	(87)
Operating profit	463	423	10	894	280	(77)	0	1 097	(153)	944
% of net sales	*10.8%*	*12.0%*	*34.5%*	*11.4%*	*65.1%*			*13.3%*		*11.4%*
Depreciation and amortization	*(95)*	*(25)*	*0*	*(122)*	*0*	*(1)*	*0*	*(122)*	*(51)*	*(173)*

[1] Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

Nokia Corporation Interim Report October 29, 2015 37

NOKIA

5. NET SALES BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations, reported (unaudited)

EUR million	Q3'15	Q3'14	YoY change	Q2'15	QoQ change	Q1-Q3'15	Q1-Q3'14	YoY change	2014
Europe	839	916	(8)%	892	(6)%	2 612	2 482	5%	3 492
Middle East & Africa	298	281	6%	294	1%	822	703	17%	1 053
Greater China	489	384	27%	378	29%	1 230	968	27%	1 381
Asia-Pacific	782	785	0%	766	2%	2 424	2 375	2%	3 290
North America	371	457	(19)%	354	5%	1 110	1 024	8%	1 538
Latin America	256	265	(3)%	235	9%	692	701	(1)%	1 009
Total	3 036	3 088	(2)%	2 919	4%	8 890	8 253	8%	11 763

6. PERSONNEL BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations (unaudited)

	September 30, 2015	September 30, 2014	YoY change	June 30, 2015	QoQ change	December 31, 2014
Europe	22 489	21 079	7%	22 673	(1)%	21 601
Middle East & Africa	2 290	2 362	(3)%	2 351	(3)%	2 358
Greater China	9 217	8 958	3%	9 392	(2)%	9 537
Asia-Pacific	16 792	14 130	19%	16 650	1%	15 571
North America	3 858	3 598	7%	3 978	(3)%	3 631
Latin America	2 448	2 697	(9)%	2 505	(2)%	2 701
Total	57 094	52 824	8%	57 549	(1)%	55 399

7. PERSONNEL BY SEGMENT, NOKIA GROUP, Continuing operations (unaudited) [1]

	September 30, 2015	September 30, 2014	YoY change	June 30, 2015	QoQ change	December 31, 2014
Nokia Networks	55 911	51 612	8%	56 376	(1)%	54 218
Nokia Technologies	553	611	(9)%	591	(6)%	592
Group Common Functions	630	601	5%	582	8%	589
Total	57 094	52 824	8%	57 549	(1)%	55 399

[1] Personnel by segment for Group common functions on September 30, 2014 and December 31, 2014 have been restated to account for a transfer from Nokia Networks to Group Common Functions.

Nokia Corporation Interim Report October 29, 2015 38

8. DISCONTINUED OPERATIONS

In September 2013, Nokia announced the Sale of the D&S Business. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business, including those items outside of the final scope of the transaction. The sale was completed on April 25, 2014. On August 3, 2015, Nokia announced the sale of its HERE business. Subsequently, Nokia presents its HERE business as a discontinued operation and accordingly has reclassified the comparative periods on the consolidated condensed income statement.

Results of discontinued operations, reported (unaudited) [1]

EUR million	Q3'15	Q3'14	Q1-Q3'15	Q1-Q3'14	2014
Net sales [2]	283	262	834	3 129	3 427
Cost of sales	(58)	(87)	(201)	(2 245)	(2 325)
Gross profit	225	175	633	884	1 102
Research and development expenses	(131)	(140)	(400)	(749)	(899)
Selling, general and administrative expenses	(74)	(56)	(179)	(572)	(628)
Impairment of goodwill [3]	0	(1 209)	0	(1 209)	(1 209)
Gain from the Sale of the D&S Business	0	(1)	0	3 200	3 175
Other income and expenses	(25)	2	(28)	(46)	(143)
Operating (loss)/profit	(6)	(1 229)	25	1 507	1 398
Financial income and expense [4]	(38)	1	(33)	(203)	(202)
Income tax expense [5]	6	(324)	(11)	(666)	(437)
(Loss)/profit	(37)	(1 552)	(19)	638	759
Depreciation and amortization	*(7)*	*(14)*	*(33)*	*(44)*	*(57)*

Financial position of disposal groups classified as held for sale (unaudited)

EUR million	Q3'15
Goodwill and other intangible assets	2 589
Property plant and equipment	110
Deferred tax assets and other non-current assets	59
Accounts receivable	120
Other current assets	84
Assets of disposal groups classified as held for sale	**2 962**
Non-current deferred revenue	151
Other non-current liabilities	33
Accounts payable	33
Current deferred revenue	105
Accruals and provisions	199
Liabilities of disposal groups classified as held for sale	**521**

[1] The amounts presented for periods in 2015 relate mainly to the results of operations of HERE business and the amounts presented for 2014 relate mainly to the D&S Business.

[2] HERE net sales amounted to EUR 283 million in Q3'15, compared to EUR 236 million in Q3'14. In Q1-Q3'15, HERE net sales amounted to EUR 834 million, compared to EUR 677 million in Q1-Q3'14. HERE operating profit amounted to EUR 20 million in Q3'15, compared to EUR 1 215 million operating loss in Q3'14. In Q1-Q3'15, HERE operating profit amounted to EUR 48 million, compared to EUR 1 227 million operating loss in Q1-Q3'14.

[3] Impairment of goodwill relates to HERE business.

[4] Financial income and expenses in 2014 include exchange differences of EUR 212 million reclassified from other comprehensive income to profit and loss as a consequence of the disposal.

[5] Income taxes in 2014 include EUR 160 million of taxes resulting from the Sale of the D&S Business.

Cash flows from / used in discontinued operations (unaudited)

EUR million	Reported Q3'15	Reported Q3'14	Reported Q1-Q3'15	Reported Q1-Q3'14	Reported 2014
Net cash from/used in operating activities	47	40	53	(894)	(947)
Net cash used in/from investing activities	(4)	(94)	20	2 235	2 376
Net cash used in financing activities	0	0	0	(9)	(9)
Net cash flow	43	(54)	73	1 332	1 420

Nokia Corporation Interim Report October 29, 2015 39

NOKIA

9. FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

	Carrying amounts						Fair value[1]
At September 30, 2015, EUR million	Current available-for-sale financial assets	Non-current available-for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	13	0	0	0	13	13
Available-for-sale investments, carried at fair value	0	674	0	0	0	674	674
Available-for-sale investments, carried at cost less impairment	0	277	0	0	0	277	277
Long-term loans receivable	0	0	0	56	0	56	48
Accounts receivable	0	0	0	3 380	0	3 380	3 380
Current portion of long-term loans receivable	0	0	0	2	0	2	2
Other current financial assets	0	0	106	11	0	117	117
Investments at fair value through profit and loss, liquid assets	0	0	583	0	0	583	583
Available-for-sale investments, liquid assets carried at fair value	1 752	0	0	0	0	1 752	1 752
Cash and cash equivalents carried at fair value	4 551	0	0	0	0	4 551	4 551
Total financial assets	6 303	964	689	3 449	0	11 405	11 397
Long-term interest-bearing liabilities	0	0	0	0	2 702	2 702	3 970
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	63	63	63
Other financial liabilities	0	0	95	0	15	110	110
Accounts payable	0	0	0	0	1 722	1 722	1 722
Total financial liabilities	0	0	95	0	4 503	4 598	5 866

Items included in the following table are measured at fair value on a recurring basis.

At September 30, 2015, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	13	0	0	13
Available-for-sale investments, carried at fair value	3	13	658	674
Other current financial assets, derivatives	0	106	0	106
Investments at fair value through profit and loss, liquid assets	583	0	0	583
Available-for-sale investments, liquid assets carried at fair value	1 740	12	0	1 752
Cash and cash equivalents carried at fair value	4 551	0	0	4 551
Total assets	6 890	131	658	7 679
Other financial liabilities, derivatives	0	95	0	95
Total liabilities	0	95	0	95

Nokia Corporation Interim Report October 29, 2015

40

NOKIA

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

	Carrying amounts						Fair value[1]
At December 31, 2014, EUR million	Current available-for-sale financial assets	Non-current available-for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	14	0	0	0	14	14
Available-for-sale investments, carried at fair value	0	571	0	0	0	571	571
Available-for-sale investments, carried at cost less impairment	0	244	0	0	0	244	244
Long-term loans receivable	0	0	0	34	0	34	28
Accounts receivable	0	0	0	3 429	0	3 429	3 429
Current portion of long-term loans receivable	0	0	0	1	0	1	1
Other current financial assets	0	0	241	25	0	266	266
Investments at fair value through profit and loss, liquid assets	0	0	418	0	0	418	418
Available-for-sale investments, liquid assets carried at fair value	2 127	0	0	0	0	2 127	2 127
Cash and cash equivalents carried at fair value	5 170	0	0	0	0	5 170	5 170
Total financial assets	7 297	829	659	3 489	0	12 274	12 268
Long-term interest-bearing liabilities	0	0	0	0	2 576	2 576	4 058
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	115	115	115
Other financial liabilities	0	0	174	0	0	174	174
Accounts payable	0	0	0	0	2 313	2 313	2 313
Total financial liabilities	0	0	174	0	5 005	5 179	6 661

[1] For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on discounted cash flow method or current market values of similar instruments. The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Items included in the following table are measured at fair value on a recurring basis.

At December 31, 2014, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	14	0	0	14
Available-for-sale investments, carried at fair value	1	13	557	571
Other current financial assets, derivatives	0	241	0	241
Investments at fair value through profit and loss, liquid assets	418	0	0	418
Available-for-sale investments, liquid assets carried at fair value	2 115	11	0	2 126
Cash and cash equivalents carried at fair value	5 170	0	0	5 170
Total assets	7 718	265	557	8 540
Other financial liabilities, derivatives	0	174	0	174
Total liabilities	0	174	0	174

Nokia Corporation Interim Report October 29, 2015

41

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited) Level 3 includes a large number of investments in unlisted equities and unlisted funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities. Within level 3 fair value is determined by using one or more valuation techniques, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. For unlisted funds the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate. The inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may significantly impact the resulting fair value of individual investments, but no individual input has a significant impact on the total fair value of Nokia’s level 3 investments. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets: Other available-for-sale investments carried at fair value EUR million Balance at December 31, 2014 557 Total gains in income statement Total gains recorded in other comprehensive income Purchases Sales Other movements 139 0 38 (71) (6) Balance at September 30, 2015 657 The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net loss of EUR 4 million (net loss of EUR 2 million in 2014) related to level 3 financial instruments held at September 30, 2015, was included in the profit and loss during 2015. Nokia Corporation Interim Report October 29, 2015 42

10. PROVISIONS, NOKIA GROUP, Continuing operations, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation and IPR infringements	Material liability	Other	Total
At January 1, 2014	443	0	94	152	70	19	144	922
Translation differences	3	0	1	0	1	0	3	8
Reclassification[1]	9	94	0	0	(9)	0	0	94
Additional provisions	76	61	61	57	10	16	45	326
Changes in estimates	(41)	(5)	(10)	(34)	(7)	(9)	(13)	(119)
Charged to income statement	35	56	51	23	3	7	32	207
Utilized during period	(206)	(20)	(29)	(72)	(1)	(6)	(21)	(355)
At September 30, 2014	284	130	117	103	64	20	158	876
At January 1, 2015	247	137	117	107	68	24	173	873
Transfer to liabilities of disposal groups held for sale	0	0	0	0	(2)	0	(3)	(5)
Translation differences	(5)	(14)	1	0	(11)	0	5	(24)
Reclassification	(6)	(5)	0	0	6	0	(5)	(10)
Additional provisions	91	26	22	5	20	35	42	241
Changes in estimates	(8)	(17)	(16)	(24)	(12)	(13)	(14)	(104)
Charged to income statement	83	9	6	(19)	8	22	28	137
Utilized during period	(78)	(14)	(25)	(21)	(4)	(14)	(37)	(193)
At September 30, 2015	241	113	99	67	65	32	161	778

[1]EUR 9 million has been reclassified from litigation and IPR infringements to restructuring to better reflect the nature of these items. The reclassification of EUR 94 million is from accrued expenses to divestment-related provisions.

All other material contingencies and off-balance sheet arrangements are disclosed in note 28, Provisions, of our Annual Report on Form 20-F for 2014 and section "Operating and financial review and prospects—Liquidity and capital resources" on page 64 of our Annual Report on Form 20-F for 2014, respectively. LG Electronics has agreed to take a royalty-bearing smartphone patent license from Nokia Technologies in June 2015. The detailed royalty payment obligations will be subject to commercial arbitration. There have not occurred any other significant changes to other material contingencies and off-balance sheet arrangements.

Nokia Corporation Interim Report October 29, 2015 43

NOKIA

11. COMMITMENTS AND CONTINGENCIES, Nokia Group (unaudited)

EUR million	September 30, 2015	September 30, 2014	December 31, 2014
Collateral for own commitments			
Assets pledged	7	9	10
Contingent liabilities on behalf of Group companies			
Other guarantees	617	704	673
Contingent liabilities on behalf of associated companies			
Financial guarantees	14	17	13
Contingent liabilities on behalf of other companies			
Financial guarantees	6	6	6
Other guarantees	31	163	165
Leasing obligations	480	545	542
Financing commitments			
Customer finance commitments	153	8	155
Venture fund commitments	253	272	274

The amounts above represent the maximum principal amount of commitments and contingencies.

12. RELATED PARTY TRANSACTIONS, NOKIA GROUP, Continuing operations, reported (unaudited)

Significant related party transactions with associated companies for the nine months ended September 30, 2015 include Share of results of associated companies of EUR 12 million income (EUR 9 million expense for nine months ended September 30, 2014, EUR 12 million expense for the year ended December 31, 2014) and Purchases from associated companies of EUR 163 million (EUR 182 million for nine months ended September 30, 2014, EUR 305 million for year ended December 31, 2014).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to Note 1, Accounting principles and Note 33, Principal Group companies, of our Annual Report on Form 20-F for 2014.

Nokia has related party transactions with a pension fund and the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund nor to management and Board of Directors' compensation since December 31, 2014. Refer to note 34, Related party transactions, and section "Compensation" on page 92 of our Annual Report on Form 20-F for 2014.

Nokia Corporation Interim Report October 29, 2015 44

NOKIA

13. INTEREST-BEARING LIABILITIES, Nokia Group, Continuing operations (unaudited)

EUR million	Issuer/Borrower	Final Maturity	September 30, 2015	September 30, 2014	December 31, 2014
Revolving Credit Facility (EUR 1 500 million)[1]	Nokia Corporation	June 2018	0	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	446	397	412
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	893	795	824
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)[2]	Nokia Corporation	October 2017	750	750	750
Differences between Bond nominal and carrying values[3]	Nokia Corporation		43	7	21
Other liabilities[4]	Nokia Corporation and various subsidiaries		133	165	185
Total			2 765	2 614	2 692

[1] In June 2015 Nokia refinanced its undrawn EUR 1 500 million Revolving Credit Facility maturing in March 2016 with a new similar size Facility maturing in June 2018. The new facility has two one year extension options, no financial covenants and it remains undrawn.

[2] Nokia has decided to exercise its option to redeem EUR 750 million convertible bonds in November 2015 at their principal amount outstanding plus accrued interest. As an alternative to the redemption of the convertible bonds, bondholders have an option to convert their convertible bonds into Nokia shares.

[3] This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and the difference between Convertible Bond nominal value and carrying value of the financial liability component.

[4] This line includes also EUR 2 million (EUR 1 million and EUR 8 million, September 30, 2014 and December 31, 2014 respectively) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia Networks continues to perform services within a contractually defined scope for a specified timeframe.

Nokia Corporation Interim Report October 29, 2015 45

NOKIA

14. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, reported (unaudited)

In 2014, cash generated from operations included EUR 1 650 million cash inflow relating to the 10 year patent license agreement with Microsoft which was paid in connection with the Sale of the D&S Business.

The capital expenditure cash outflow in 2014 includes EUR 33 million capital expenditure cash outflows relating to discontinued operations.

In 2014 proceeds from the Sale of the D&S Business is presented net of the amount of principal and accrued interest on the repaid convertible bonds.

EUR million	Q3'15	Q3'14	Q1-Q3'15	Q1-Q3'14	2014
Adjustments for[1]					
Depreciation and amortization	79	67	244	216	297
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(15)	(22)	(144)	(105)	(56)
Income tax expense/(benefit)	54	(1 597)	241	(1 148)	(1 281)
Share of results of associated companies	2	3	(12)	9	12
Financial income and expenses	117	20	177	559	600
Transfer from hedging reserve to sales and cost of sales	(2)	10	53	(21)	(10)
Impairment charges	0	1 217	4	1 278	1 335
Gain on the Sale of the D&S Business	0	13	0	(3 386)	(3 386)
Asset retirements	1	1	4	5	8
Share-based payment	14	17	36	26	37
Restructuring-related charges[2]	66	30	66	113	115
Other income and expenses	20	9	39	28	67
Total	336	(232)	708	(2 426)	(2 262)
Change in net working capital					
(Increase)/decrease in short-term receivables	(79)	(6)	(161)	181	115
Decrease/(increase) in inventories	160	(116)	173	(505)	(462)
(Decrease)/increase in interest-free short-term liabilities	(86)	153	(873)	1 590	1 500
Total	(5)	31	(861)	1 266	1 153

[1] Adjustments for continuing and discontinued operations.

[2] The adjustments for restructuring-related charges represent the non-cash portion of the restructuring-related charges recognized in the consolidated income statement.

Nokia Corporation Interim Report October 29, 2015 46

RISKS AND FORWARD-LOOKING STATEMENTS It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the impact, outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits and synergies; B) satisfaction of conditions precedent, including closing conditions, related to the Proposed transaction in a timely manner, or at all, including the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies; D) the impact ,outcome, transaction timeline and closing of the proposed sale of HERE; E) satisfaction of conditions precedent, including closing conditions, related to the sale of the HERE business to the consortium, in a timely manner, or at all, including obtaining required regulatory approvals, as well as any expectations, plans or benefits related to the sale of the HERE business as announced on August 3, 2015; F) expectations, plans or benefits related to future performance of Nokia’s businesses; G) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations of the Combined company; H) expectations regarding market developments, general economic conditions and structural changes; I) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; J) timing of the deliveries of our products and services; K) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; L) expectations and targets regarding collaboration and partnering arrangements, including the expected customer reach of the Combined company; M) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; N) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; and O) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits and synergies from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed combination or the announcement of the Proposed transaction, for instance due to the loss of customers, loss of key executives or employees or reduced focus on day-to-day operations and business; 3) the inability to close the proposed sale of HERE in a timely manner, or at all, for instance due to the inability or delays in obtaining the necessary regulatory approvals; 4) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 5) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 6) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 7) our exposure to regulatory, political or other developments in various countries or regions; 8) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 9) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights, as well as increased licensing costs and restrictions on our ability to use certain technologies, and litigation related to IPR; 10) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Proposed transaction; 12) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the Proposed transaction in obtaining or maintaining the contractual relationships; 13) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 14) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 17) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness; 18) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating; 19) Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments; 20) Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 21) Nokia Networks’ dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 22) Nokia Networks’ ability to manage its manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 23) Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services Nokia Corporation Interim Report October 29, 2015 meeting its customers’ needs; 24) adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers; 25) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 26) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015; 27) Nokia Technologies’ dependence on adequate regulatory protection for patented or other proprietary technologies; 28) Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation; and 29) and the impact on the Combined company (after giving effect to the Proposed transaction and the proposed sale of HERE) of any of the foregoing risks or forward-looking statements, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors” as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. These financial statements were authorized for issue by management on October 28, 2015. Media and Investor Contacts: Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations Europe, tel. +358 4080 3 4080 email: investor.relations@nokia.com Nokia will hold an Extraordinary General Meeting on December 2, 2015. The notice of the meeting and more information can be found at www.nokia.com/gm Nokia plans to publish its fourth quarter and annual 2015 results on January 28, 2016 Nokia Corporation Interim Report October 29, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal